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03032399

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Frutarom Industries

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**NEW ADDRESS

FILE NO. 82- 4357 FISCAL YEAR 12-31-02

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DAT : 10/1/03

FRUTAROM







2002 Annual Report



Table of Contents

Company Profile

Frutarom is a multinational flavor and fragrance house established in 1933. Frutarom creates, produces and markets at sites located worldwide a large variety of high quality flavor and fragrance compounds and ingredients, as well as other specialty products, to customers in the Food, Beverage, Flavor, Fragrance, Nutraceutical, Functional Food, Pharmaceutical, Cosmetic and Detergent Industries.

Frutarom operates under two main global divisions - Compounds and Fine Ingredients. The Compounds Division develops, produces and markets high quality flavors, spices and seasoning blends, and fragrances. The Fine Ingredients Division develops, produces and markets citrus oils, specialties and derivatives; natural and synthetic aroma chemicals; botanicals, botanical flavor extracts, and standardized nutraceutical extracts (Botanicare™); water soluble gums, stabilizers and emulsifiers; oleoresins; and specialty chemicals.

As a company with a proud tradition and history that looks to the future, including through innovative technology, Frutarom invests significant resources in research and development, both in its traditional fields of enterprise and in new spheres. Today, Frutarom is involved in the Biotechnology field, developing, producing and marketing raw materials in the peptide field, intended for use by the pharmaceutical industry in producing medicines through biotechnological methods. Frutarom is also involved in developing, producing and marketing natural products from red algae by biotechnological methods.

Frutarom is a globally spread, multinational company with production sites in Israel, the USA, the UK, Russia, Turkey, China, and Romania, plus marketing offices in France, Ukraine, Kazakhstan, Brazil, India, and Hong Kong. Frutarom employs over 600 employees and markets its products to 75 countries.

Frutarom is a subsidiary of ICC Handels A. G., a Swiss corporation, a company wholly owned by ICC Industries Inc. of New York. Frutarom is a public company traded on the Tel Aviv Stock Exchange. As of January 1, 2003, Frutarom was included in the Tel Aviv 100 Index, an index comprised of the top 100 companies on the Tel Aviv Stock Exchange.

Dear Shareholder,

In 2003, Frutarom will celebrate its 70th anniversary. Frutarom was established in 1933 as a small manufacturing plant producing agriculturally-based flavors and essential oils, primarily citrus. Today, Frutarom is a leading multinational company developing, producing and marketing flavor and fragrance compounds and ingredients. We are pleased to share with you in this Annual Report the excellent results achieved in 2002 by Frutarom Industries Ltd.

In 2002, as in recent years, Frutarom continued the positive trend of its business development, expressed through the ongoing consolidation of its position as a multinational company. Growth was achieved in sales, in profitability and in profit, despite the competitive business environment and a world economy suffering from recession and slowdown.

This year, the Company also continued its growth strategy to expand the core activities of its worldwide subsidiaries and make strategic acquisitions. This strategy contributes to the Company's position as a leading multinational player in its field. 2002 constitutes another stage in achieving Frutarom's goal: becoming one of the ten leading global flavor and fragrance houses.

Today, Frutarom is a multinational company with production facilities and a marketing organization extending throughout the world. The Company's worldwide presence enables it to be both attentive and responsive to customers located in 75 countries and provide them with professional, efficient, quality service.

Sales turnover rose 8% in 2002 to US$ 109.2 million compared with US$ 101.2 million in 2001. Operating profit grew 16.9% and net profit grew 39.6% to total US$ 5.9 million compared with US$ 4.2 million in 2001 and US$ 3.6 million in 2000. Improvement in the product mix and the steady growth in the Compounds Division's portion of the Group's activity (the most profitable sector) also contributed to the positive trend.

In 2002, Frutarom finished merging the activity and assets of the flavors and raw materials divisions acquired by the Company in 2001 from the British company, CPL Aromas Ltd. At the end of 2002, the Company acquired the flavors business of the British company, Rayner Essence Group. The activity acquired was immediately merged with Frutarom's existing activity at its innovative and modern flavors production site in Kettering, England.

This year, the Compounds Division continued the growth trend that has characterized it in recent years, and further expanded its activity worldwide. A new subsidiary was established in Kazakhstan as part of a strategy to develop activity in important target countries with developing markets. Frutarom regards the Compounds Division as a central element in its development strategy for the future and will continue to seek out acquisitions that can contribute to the Division's rapid growth.

Similar to 2001, the Fine Ingredients Division in 2002 was characterized by global over-capacity in production (mainly in the field of synthetic aroma chemicals), growing world competition, and substantial price decreases in some products. These presented the Division with complicated challenges. Despite this, mainly due to improvement in its varied product mix, the production of new raw materials with higher than average profitability and a strong position in its target markets, the Division achieved satisfactory results. In 2003, the Fine Ingredients Division will go on investing considerable efforts in developing special, high profitability products. The Division also continually strives to expand its production systems, and at the same time to increase efficiency and reduce costs. The Company's expansion of its production at a plant in Romania which is a subsidiary of ICC, the Company's parent company, and was adapted to meet Frutarom's requirements, is a part of this strategy. New products under development in the Division's R&D laboratories worldwide will continue to contribute to the ongoing upgrade of its product mix and, together with continued improvement in production efficiency, assist the Division in achieving its goals for the coming years.

In 2002, Frutarom continued to reap the fruits of its investments in recent years in the ArtChem activity to develop and market unique raw materials in the peptide field, which are intended for the biotechnological pharmaceuticals industry. The Company continues to

invest in developing this activity through both R&D and marketing, and is working with world leaders in the pharmaceutical industry who are among its customers, to develop unique projects and products. Frutarom sees great potential in this innovative, interesting field.

2002 was characterized by considerable investment, acceleration and emphasis in the areas of research and development in both of the Company's Divisions, and sustaining this trend is also expected in 2003. Research and development activity is carried out in the Company's laboratories and in cooperation with leading research institutes and universities. As part of Frutarom's research and development activity, during 2002 Israel's Chief Scientist approved projects valued at about US$ 1.3 million. Technological innovation, entering new fields and developing new and innovative products all constitute stepping stones on Frutarom's path for future development, and are part of the Company's growth strategy for the immediate future.

In accordance with the Company's growth strategy, its management seeks and analyzes potential acquisitions, mainly in countries where it is active. At the same time, the Company invests in establishing and expanding its business, primarily in strategic markets in which it has set up plants and marketing and sales offices in recent years.

In December, the Israeli Investment Center approved Frutarom's US$ 21 million investment plan for the establishment of a new plant in the Sagie 2000 industrial zone in the Yizreel Valley. The new plant will be built according to the most advanced manufacturing standards, taking into account the requirements of the world's large food producers who are Frutarom's customers. This will enable Frutarom's Compounds Division to substantially expand its production capacity. The new plant will also serve as the global Frutarom management headquarters.

The progress achieved in 2002 and the strategic steps Frutarom has taken this year reflect the continued alignment of the Company's activity into two strong, focused and profitable Divisions. We expect that 2003 will be a year of continued success, growth and achievement for the Company.

At the beginning of 2003, Frutarom's shares were included in the prestigious Tel Aviv 100 Index of the Tel Aviv Stock Exchange Ltd.

We are grateful to the Shareholders for their trust and believe that, with the cooperation of our employees, our management team's leadership, and our Shareholders' ongoing support, Frutarom will continue to develop and expand, and successfully meet its goal of becoming one of the ten leading multinationals in the Flavor and Fragrance field.

The Board of Directors of Frutarom hereby expresses our deep appreciation to the Company's employees and management.

Dr. John J. Farber
Chairman
The Board of Directors

Ori Yehudai
President & CEO

Haifa, March 11, 2003

FRUTAROM INDUSTRIES LTD.
DIRECTORS REPORT TO THE SHAREHOLDERS
FOR THE YEAR ENDING DECEMBER 31, 2002

General

In 2002, Frutarom Industries Ltd. ("Frutarom" or "the Company") continued to successfully implement its strategy of combining natural growth in its core business with acquisitions of business and knowhow in key fields of activity and strategic geographical areas. Emphasis was, and will continue to be, placed on expanding current activities in existing locations.

Frutarom is a multinational company, which was established in 1933 and became a public company in 1996. Frutarom has significant production and development centers on three continents and the Company markets its products to 75 countries worldwide (79% of its sales are to customers outside of Israel). Frutarom employs approximately 600 employees worldwide.

In 2002, Frutarom's sales rose 8.0% to reach US$ 109.2 million. Operating profit rose 16.9% to US$ 10.3 million, while profitability also grew, as in previous years (9.4% in 2002 compared with 8.7% in 2001 and 8.3% in 2000). This improvement in profit and profitability was a result of the growth in sales and the ongoing improvement to product mix. Profit before tax rose 38.8% to US$ 8.7 million and net profit rose 39.6% to US$ 5.9 million, compared with US$ 4.2 million in 2001 and US$ 3.6 million in 2000.

In 2002, cash flow from current activities totaled US$ 10.7 million, compared with US$ 8.8 million in 2001.

During the year, the merger of the activity and assets acquired from CPL Aromas Ltd. into the global activity of Frutarom's Compounds and Fine Ingredients Divisions was completed. The additional knowhow, personnel, production capacity and market share have already contributed this year to strengthening the two Divisions. The synergy between the acquired and the existing activities is contributing to Frutarom's position in its main target markets and to expansion of its customer and product bases.

In December 2002, a flavors business was acquired from the Rayner Essence Group Limited in England and is currently being merged into the Company's innovative and modern site at Kettering (the Compounds Division's site in the UK).

Frutarom will continue to implement its expansion strategy through natural growth in its core activities and markets, and through acquisitions of companies active in fields and locales in which Frutarom already operates. The Company's goal is to become one of the ten leading companies in the world in its field within a few years.

I. Short Description of the Company and its Business Environment

A. The Company's Main Fields of Activity

The Frutarom Group develops, produces and markets flavors, fragrances, seasonings and seasoning compounds through the Compounds Division. Frutarom's Fine Ingredients Division is mainly involved in developing, producing and marketing raw materials intended for the production of these compounds as well as botanical extracts and natural products, including standardized botanical extracts (Botanicare™). Through ArtChem, Frutarom develops, produces and markets raw materials in the peptide field, which are intended for use by the biotechnology pharmaceutical industry. Through its subsidiary, Frutarom Trade & Marketing (1990) Ltd., the Company also imports and markets various raw materials not produced by it, to customers in Israel.

Frutarom's products are intended for the food, beverage, flavor, fragrance, nutraceutical, functional food, food additives, pharmaceutical, cosmetic, and detergent industries. Frutarom's products are produced at its plants in Israel, the US, the UK, China and Turkey.

Frutarom's products are sold on five continents and in 75 countries. The Company's international marketing organization includes its marketing branches in Israel, the US, the UK, France, Russia, Ukraine, Kazakhstan, Turkey, Brazil, China, Hong Kong, and India. The Company also works through local agents and distributors worldwide.

Frutarom's Compounds Division produces thousands of flavors, fragrances and seasoning compounds, according to formulas developed in its research and development laboratories in Israel, the US, the UK, Russia, China and Turkey. Additionally, the Division produces food additives used primarily by the processed meat industry to improve the texture, color and taste of various food products.

The Compounds Division is characterized by considerable investment in researching and developing new products and markets, based on unique knowhow and experience garnered over decades. Most products are specially adapted to the different needs and palates of its customers worldwide. This Division is the most profitable of Frutarom's activities.

The Fine Ingredients Division produces over 600 assorted products, most of which are flavor and fragrance materials, natural and synthetic, used as raw

materials in the production of flavors and fragrances. The Division produces aroma chemicals, flavor and fragrance materials from citrus fruits and their derivatives, botanical extracts, including standardized extracts of medicinal herbs, natural gums and stabilizers, polysaccharides from red algae, sunscreen agents, high purity laboratory chemicals, and specialty chemicals. Frutarom continues to follow a policy of developing and focusing its production on raw materials and products with a relatively higher profitability, while reducing the production of less profitable ones.

During 2000, Frutarom entered the biotechnology field with the aim of broadening the Fine Ingredients Division's line of natural products while taking advantage of the synergism between its core activities and this field, which has expanded rapidly in recent years. As part of this activity, Frutarom established the ArtChem division, which develops and produces raw materials in the peptide field, through unique methods developed by an experienced research team in its R&D laboratories. These raw materials are intended for use by the pharmaceuticals industry in producing medicines through biotechnological processes. Frutarom also develops, produces and markets polysaccharides and other natural products from algae, in cooperation with Ben Gurion University.

B. The Company's Fields of Activity and Their Characteristics

The Flavor and Fragrance Industry

There are hundreds of producers in the worldwide industries of flavors and fragrances (compounds) and raw materials for compounds, among them about ten large multinationals that lead the field. In recent years, the mergers and acquisitions trend has been intensive in this field, heightening the field's concentration. The large flavor and fragrance multinationals in this field are Frutarom's main competitors in food flavors, as well as being important customers for the Company's raw materials.

The global flavor and fragrance market is estimated at US$ 13 billion to US$ 14 billion annually, growing 3-4% in developed markets and over 10% in developing markets. The latter include markets in which Frutarom has begun independent activity in recent years, such as Russia, Ukraine, Kazakhstan, Turkey, China, and others, which have contributed and are expected to continue contributing to growth in sales and profitability, mainly in the Compounds Division.

The Compounds Field

Competition in this field focuses on product quality and customer service, and to a lesser extent on price. Production processes are relatively simple, and most resources are invested in product research and development and in

adapting products to each customer's unique demands. The importance of a physical presence in target markets and of establishing close, long term relationships with customers is recognized in this field. Frutarom continues to maintain a policy of intensifying and expanding its international activity in food flavors and seasoning compounds—a relatively high profitability field, by focusing on strategic target markets. In target countries, Frutarom establishes close relationships with local food manufacturers, cooperating with them on the development of new products. Frutarom's food engineers accompany local plants during the development process and assist in improving their products.

The Fine Ingredients Field

Most of the Fine Ingredients Division's products are commonly known products also produced by several additional companies. Competition in this field focuses mainly on price, as well as on quality and service. As part of the Company's strategy to establish its position as a significant multinational supplier of raw materials to the flavor and fragrance industry, Frutarom continues to invest in developing, producing and marketing new, value added, high profitability products.

The integration of medicinal plants into foods and beverages to make functional foods is a growing worldwide trend. This trend combines two important fields of activity in which Frutarom has a relative advantage—flavors and natural botanical extracts, giving Frutarom a synergetic advantage that it utilizes to its benefit.

In order to achieve its targets in all fields of activity and heighten its competitive edge, Frutarom follows a strategy that blends natural growth, wide geographical dispersion, establishing subsidiaries in target countries, and acquiring businesses in its fields of activity. In line with this policy, in 2001 Frutarom acquired the activity and assets of the flavors and raw materials divisions of CPL and in 2002, the Rayner flavors activity. Frutarom continues to implement this proven growth strategy, and is working to locate and carry out additional strategic acquisitions.

C. <u>Dependency on Customers, Suppliers and Raw Material Sources</u>

Frutarom's business is characterized by considerable dispersion. Thousands of raw materials are used to produce thousands of products that are sold to a wide variety of customers, including leading companies in the various fields, in many countries throughout the world.

The main raw materials purchased by Frutarom are citrus oils and other citrus derivatives, essential oils, chemicals, phosphates, seasonings, botanicals and gums. These raw materials are purchased from a very wide variety of suppliers, and most products have more than one supplier. The overseas

subsidiaries, especially in China—an important source of raw materials—bolster the Company's purchasing organization.

Frutarom is not significantly dependent on any one of its raw materials suppliers, products or customers.

D. International Activity

Within Frutarom's field of activity and in view of the competition with the multinationals, a direct presence in important target markets is essential, especially in flavors, fragrances and seasoning compounds for the food industry. As part of this strategy, Frutarom operates subsidiaries in Israel, the USA, the UK, China, Turkey, Russia, Ukraine, and Kazakhstan. Frutarom is working to establish subsidiaries in additional countries in which the Company wishes to base its activities.

Frutarom's research and development team is aggressive in its efforts to develop new products for both Divisions and adapt existing products to the unique palates of each of Frutarom's target markets.

II. Results of Activities

Sales rose 8.0% in 2002 to US$ 109.2 million, compared with US$ 101.2 million in 2001 (US$ 80.5 million in 2000).

The following factors were the main contributors to the growth in sales:

A. Continued grounding and strengthening of the Company's sales and marketing organization.
B. Continuation of the growth trend seen in recent years in the Compounds Division, the more profitable of the Company's varied activities, due to the strengthened activity of most of Frutarom's subsidiaries worldwide. Frutarom will continue to invest in and strengthen the Compounds Division at all of its sites in the coming years and considers the Division to be a central factor in its growth strategy for the immediate future.
C. Sales of raw materials in the peptides field (ArtChem) to the pharmaceutical industry. Frutarom will continue to invest in this growing field and expects its activity to expand.

The Company's activity is seasonal, with lower sales in the fourth quarter than in the first three. This seasonality is caused by the fact that a substantial portion of Frutarom's products are intended for the beverage and ice cream industries, whose products are consumed less in winter than in summer. The Company is acting to reduce this influence on the results of its activity.

Sales Development 1999 - 2002 (US$ million)


110
105
100
95
90
85
80
75
70
73.7
80.5
101.2
109.2
1999
2000
2001
2002

Breakdown of Sales by Activity

	1999	2000	2001	2002
Compounds	28.4%	32.4%	38.8%	42.3%
Ingredients	62.8%	59.8%	55.6%	52.0%
Trade & Marketing	8.8%	7.8%	5.6%	5.7%

Breakdown of Sales by Geographical Region


Rest of World
18%
North America
25%
Israel
21%
Europe
36%

Frutarom's gross margin rose 9.0% in 2002 to reach US$ 33.7 million compared with US$ 30.9 million in 2001 and US$ 22.8 million in 2000. The increase in profit and profitability (30.8%, 30.5%, and 28.5%, respectively) results mainly from higher sales and ongoing improvement in the Company's product mix. Frutarom will continue to work at maintaining this positive trend in profitability through:

A. Continued growth in sales
B. Continuing to grow the Compounds Division's relation portion in the Company's sales (32.4% in 2000, 38.3% in 2001, and 42.3% in 2002) due to its higher profitability
C. Introducing new, relatively high value added products to the Fine Ingredients Division's production and marketing organizations

Selling, administration and general expenses totaled US$ 23.4 million in 2002 compared with US$ 22.1 million in 2001. The increase in expenses results mainly from the growth in activity and the continued strengthening of Frutarom's global business organization.

Operating profit in 2002 continued the upward trend achieved in previous years, and reached US$ 10.3 million, up 16.9% compared with 2001. Profitability also continued its upward climb, reaching 9.4% compared with 8.7% in 2001 and 8.3% in 2000.

Finance expenses for the year amounted to US$ 1.6 million compared with US$ 2.3 million for 2001. The decrease in finance expenses derives from declining global basic interest rates and a decrease in short term bank loans.

Profit before tax for 2002 rose 38.8% to US$ 8.7 million compared with US$ 6.2 million during 2001.

Tax on income for 2002 totaled US$ 2.8 million (32.7% of profit before tax) compared with US$ 2.0 million (32.6% of profit before tax) in 2001.

Net profit grew 39.6% in 2002 compared with 2001 and 61.0% compared with 2000, to reach US$ 5.9 million in 2002 compared with US$ 4.2 million in 2001. Profitability also grew to 5.37% compared with 4.1% in 2001.

Development of Profit and Profitability in 1999-2002 (in US$ millions)



35
30
25
20
15
10
5
0
19.6
22.9
30.9
33.7
1999
2000
2001
2002
Gross Profit
11
10
9
8
7
6
5
4
3
2
1
0
4.5
6.7
8.8
10.3
1999
2000
2001
2002
Operating Profit
9
8
7
6
5
4
3
2
1
0
3.2
5
6.2
8.7
1999
2000
2001
2002
Profit before Tax
6
5
4
3
2
1
0
2.3
3.6
4.2
5.9
1999
2000
2001
2002
Net Profit

III. Financial Status

Total assets on December 31, 2002 amounted to US$ 91.9 million compared with US$ 89.0 million at the end of 2001.

The Company acquired through Frutarom (UK) Ltd. an activity from Rayner in the field of developing, producing and marketing flavors, fragrances and natural

extracts in December 2002. Frutarom also acquired assets and knowhow intended for the production of these products. The Company paid US$ 2.0 million for the assets and activity.

In December 2002, the Investment Center approved a grant on the basis of the Company's US$ 21.0 million investment plan to establish a new plant in the Sagie 2000 industrial zone.

IV. Liquidity

In 2002 the Company continued to improve its cash flow from operating activity, which reached US$ 10.7 million compared with US$ 8.8 million in 2001 and US$ 5.5 million in 2000. The net growth (following investments and finance activity) totaled US$ 2.4 million in 2002 compared with US$ 676,000 and US$ 422,000 in 2001 and 2000, respectively.

V. *Sources of Finance*

A. Equity

Equity at December 31, 2002 totaled US$ 38.8 million (42.2% of the total balance sheet compared with 38.9% in 2001). The Company's equity rose US$ 4.8 million, mainly due to the period's profit.

B. Long Term Loans Including Current Maturities of Long Term Loans (Annual Average)

The average scope of long term credit from banks totaled US$ 27.6 million. During the previous year, the Company had US$ 28.3 million at its disposal.

C. Short Term Loans Excluding Current Maturities of Long Term Loans (Annual Average)

The average scope of short term credit from banks totaled US$ 2.3 million. During the previous year, the Company had US$ 5.0 million at its disposal.

D. Credit From Suppliers and Customers (Annual Average)

The average scope of credit from suppliers and other creditors was US$ 21.0 million (US$ 22.1 million during the previous year). During the report period, Frutarom granted average credit of US$ 23.2 million to receivables (US$ 24.7 million during 2001).

VI. Disclosures about Market Risk

A. General

The Company's activity is characterized by considerable dispersion. Through its two Divisions, the Company produces thousands of products intended for hundreds of customers worldwide, using hundreds of raw materials purchased from a wide range of suppliers throughout the world. As stated, the Company is not substantially dependent on any one supplier or customer, nor on any of its products.

B. Responsibility for Managing Market Risk

The Chief Financial Officer is responsible for managing market risk as relates to exchange rates and interest. The Managers of the two Divisions are responsible for managing market risk as it relates to changes in raw material prices. The Company's Management and Board of Directors are updated on significant changes in the Company's exposure to various risks, and conduct discussions as needed.

C. Description of Market Risk

1. Raw Material Price Risks

Many of the raw materials used by the Company are natural products, which are seasonal. The Company purchases these for stock, generally during the season. Purchases are made out of season when necessary, sometimes at higher prices. The Company does not normally make futures transactions. The Company is exposed to price changes in raw materials it uses in accordance with global price trends for these materials. The Company's Purchasing Department maintains an ongoing follow-up on material prices. Selling prices of the Company's products are adjusted, as needed and as possible, to significant and lengthy fluctuations in raw material prices.

2. Currency Risks

Most of the Company's sales worldwide are conducted in US dollars. Some, following the CPL acquisition, are in Pounds Sterling. A negligible amount is in European currencies to some European countries (mainly the Euro). In Israel, sales are in New Israeli Shekels. The fact that raw material purchases for Frutarom's production are also conducted in various currencies reduces currency exposure. NIS sales to customers generally exceed NIS purchases from suppliers, resulting in currency exposure when the NIS is devalued against the US dollar. Currency exposure is reviewed at least on a quarterly basis. The Company does not generally take

external hedging actions or use other financial instruments for protection against currency fluctuations.

3. Interest Risk

Most of the Company's loans, short and long term, are US dollar linked and bear variable Libor interest (a few are linked to the Pound Sterling). The Company's policy is not to take protective steps against possible interest rises. The terms of some of the Company's loans allow it to repay loans and occasionally change the loan currency and interest rates based on its own judgment and changing market conditions.

As of the date of the balance sheet the Company did not hold any options.

D. <u>The Company's Policy Regarding Risk Management</u>

1. The organization attempts to reduce currency exposure, whether economic or accounting, by balancing commitments and assets in each of the various main currencies used by each of Frutarom's companies.

2. The Chief Financial Officer is responsible for managing the Company's currency exposure. The Company's policy does not determine any limit, quantity-wise, for the exposure described above. The exposure level is checked on a regular basis by the Company's accounting department. The Managers of the Divisions are responsible for managing market risk as it relates to changes in raw material prices. Ongoing follow up is conducted in this area and there is no limit, quantity-wise. Unusual occurrences, such as sharp devaluation trends in any of the target countries or price change trends in important raw materials that may influence the Company's activity, are reported to the Board of Directors.

In 2002 and the report period there were no changes to the risk management policy.

E. <u>Supervision of Risk Management Policy and its Implementation</u>

Discussions on implementing the risk management policy as relates to currency exposure are conducted by the accounting department once each month, and once each quarter by the Company's management. The Chief Financial Officer reports to the Board of Directors at the end of each year on this subject. Exposure to raw material prices is checked by the purchasing department and management of the Divisions on a regular basis and the Board of Directors receives reports as the situation warrants.

In 2002 and the report period there were no significant deviations from the planned policy.

The Company does not use financial instruments for its own protection.

F. Linkage Basis Report (in US$ 000)

Consolidated Balance Sheets by Main Currencies
As at December 31, 2002 (US$ 000)

	US$	NIS	GBP	Other monetary items	Non monetary items	Total
Assets						
Cash and equivalents	2,588	710	215	537		4,050
Customers	7,481	4,360	2,906	6,362		21,109
Other debtors	412	723	312	517	1,840	3,804
Inventory					22,706	22,706
Fixed assets, net					31,196	31,196
Other assets, net					9,124	9,124
Total	**10,481**	**5,792**	**3,433**	**7,416**	**64,866**	**91,989**
Liabilities						
Bank credit		725	363	26		1,114
Suppliers	4,078	2,024	1,916	2,977		10,995
Other creditors	1,606	1,547	201	4,853	191	8,399
Bank loans (including current maturities)	19,821	8,622				28,443
Employee retirement rights liabilities, net					918	918
Deferred income taxes					3,294	3,294
Shareholders Equity	**25,506**	**12,917**	**2,480**	**7,856**	**43,229**	**91,989**
Net Assets (Liabilities)	**(15,024)**	**(7,125)**	**953**	**(440)**	**21,637**	**0**

No significant events or changes in market risk or risk management occurred after the balance sheet date.

VII. External Influences

A. Market Developments

1. The Israeli market has been influenced by the recessionary and slowing trend, which also continued throughout 2002. Frutarom has maintained its market share, and sales to this market were not substantially affected in 2002 by these trends.

2. The global economic situation and recessionary trend in important target countries has influenced Frutarom's results to some extent. An improved economic situation in Israel, the USA and other countries will contribute to Frutarom's success in attaining its goals.

3. There is a global production over-capacity in the Fine Ingredients Division's main target markets, especially in the field of synthetic aroma chemicals, which intensifies competition and causes price decreases in some of the Division's products. Frutarom diligently develops new products with a higher profitability than the average for the Division's products, and introduces them into production and marketing.

4. The large multinationals in the food, cosmetic and detergent industries also continued to expand and stabilize their activity in Israel this year and now control major market segments. In recent years, their activity has intensified the importation and local production of international brand names, using imported raw materials, but has also created opportunities to introduce Frutarom's unique products to these same companies.

B. Exchange Rate Fluctuations

Frutarom's subsidiaries in Israel have surplus financial assets compared with their financial commitments. This surplus is influenced by real fluctuations in the NIS rate against the US dollar.

The US subsidiary is an autonomous business unit whose activity is conducted in US dollars. Fluctuations in the US dollar exchange rate do not affect its business results. The UK subsidiary is an autonomous business unit whose activity is conducted in Pounds Sterling. Fluctuations in the US dollar exchange rate against the British Pound do not affect its business results.

C. Ecology

Frutarom regards environmental protection to be of primary importance. Frutarom's activities are bound by various laws, regulations and orders relating to environmental protection. These are territorial and differ for each of Frutarom's locations. These laws relate mainly to hazardous materials, odors and industrial waste.

Frutarom meets the strict requirements of the various authorities entrusted with environmental protection at all of its sites.

VIII. Payments under Section 123(A) of the Companies Ordinance

The Company does not have a written plan for incentive payments as a method for encouraging achievement and success. However, the Company's policy is to grant senior officeholders yearly monetary bonuses in accordance with the Board of Directors' assessment of the officeholders' performance and contribution to its achievements. The Company also continued to operate an Options Plan for senior officeholders in 2002. During 2002, bonuses were distributed as stated to officeholders in view of their achievements in 2001.

The Board of Directors of the Company held five meetings during the period under report.

The Board of Directors thanks Frutarom's employees and management for the Company's achievements.

Dr. J.J. Farber
Chairman of the Board

Ori Yehudai
President & CEO
Member of the Board

March 11, 2003

FRUTAROM INDUSTRIES LTD.

2002 FINANCIAL STATEMENTS

PRICEWATERHOUSECOOPERS

Kesselman & Kesselman
Certified Public Accountants (Isr.)
1 Nathanson Street
Haifa 33034 Israel
Telephone +972-4-8605000
Facsimile +972-4-8605001

AUDITORS' REPORT

To the shareholders of

FRUTAROM INDUSTRIES LTD.

We have audited the financial statements of Frutarom Industries Ltd. Limited (hereafter - the company) and the consolidated financial statements of the company and its subsidiaries: balance sheet as of December 31, 2002 and the related statement of income, changes in shareholders' equity and cash flows for the year ended on that date. These financial statements are the responsibility of the company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the company and consolidated as of December 31, 2001 and for each of the years ended December 31, 2001 and 2000 were audited by other auditors, whose last report thereon, dated March 13, 2002, was unqualified.

We did not audit the financial statements of consolidated companies, whose assets included in consolidation constitute approximately 4.36% of total consolidated assets as of December 31, 2002, and whose revenues included in consolidation constitute approximately 9.5% of total consolidated revenues for the year ended on that date. The financial statements of the above consolidated companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this company, is based on reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a fair basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position - of the company and consolidated - as of December 31, 2002 and the results of operations, changes in shareholders' equity and cash flows - of the company and consolidated - for the year ended December 31, 2002, in conformity with accounting principles generally accepted in Israel. Furthermore, in our opinion, the financial statements referred to above have been prepared in accordance with the Securities (Preparation of Annual Financial Statements) Regulations, 1993.

Haifa, Israel
March 11, 2003

Kesselman & Kesselman

FRUTAROM INDUSTRIES LTD.

BALANCE SHEETS

	Note	Consolidated December 31 2002	Consolidated December 31 2001	The company December 31 2002	The company December 31 2001
		U.S. dollars in thousands (note 1b)			
Assets	11				
CURRENT ASSETS:	10				
Cash and cash equivalents	1j	4,050	1,619		
Accounts receivable:	12a				
Trade		21,109	21,846		2
Other		3,804	*4,163		
Inventories	12b	22,706	22,198		18
Total current assets		51,669	49,826		20
INVESTMENTS, LOANS AND CAPITAL NOTES TO SUBSIDIARIES	2			38,703	*33,898
PROPERTY, PLANT AND EQUIPMENT:	3				
Cost		52,574	*50,295	1,584	1,584
Less - accumulated depreciation		21,378	18,200	1,445	1,445
		31,196	32,095	139	139
OTHER ASSETS - net of accumulated amortization	4;1f	9,124	*7,087		
		91,989	89,008	38,842	34,057

Dr. John J. Farber
Chairman of the Board

Ori Yehudai
President, CEO and Director

Date of approval of the financial statements:
March 11, 2003

	Note	Consolidated		The company	
		December 31		December 31	
		2002	2001	2002	2001
		U.S. dollars in thousands (note 1b)			
Liabilities and shareholders' equity					
CURRENT LIABILITIES:	10				
Bank credit	12c	5,879	8,519		1
Accounts payable:	12d				
Trade		10,995	*11,026		11
Other		8,399	*8,970	16	1
Total current liabilities		25,273	28,515	16	13
LONG-TERM LIABILITIES:					
Loans from banks (net of current maturities)	5,11	23,678	23,234		
Liability for employee rights upon retirement, net of amount funded	6	918	402		
Deferred income taxes	9e	3,294	*2,813		
Total long-term liabilities		27,890	26,449		
COMMITMENTS AND CONTINGENT LIABILITIES	7				
Total liabilities		53,163	54,964	16	13
SHAREHOLDERS' EQUITY	8	38,826	*34,044	38,826	*34,044
		91,989	89,008	38,842	34,057

* Reclassified, see also note 1k.

The accompanying notes are an integral part of the financial statements.

FRUTAROM INDUSTRIES LTD.
STATEMENTS OF INCOME

	Note	Consolidated			The company		
		2002	2001	2000	2002	2001	2000
		U.S. dollars in thousands (note 1b)					
SALES	12e	109,298	101,204	80,499			98
COST OF SALES	12f	75,583	70,292	57,614			131
GROSS PROFIT (LOSS)		33,715	30,912	22,885			(33)
SELLING, MARKETING, ADMINISTRATIVE AND GENERAL EXPENSES:							
Selling and marketing	12g	14,198	13,363	9,173			
Administrative and general	12h	9,254	8,768	6,999	182	156	190
		23,452	22,131	16,172	182	156	190
INCOME (LOSS) FROM ORDINARY OPERATIONS		10,263	8,781	6,713	(182)	(156)	(223)
FINANCIAL INCOME (EXPENSES) - net	12i	(1,579)	(2,304)	(1,554)	(2)	(337)	226
OTHER INCOME (EXPENSES) - net	12j	(4)	(222)	(152)	156	156	155
INCOME (LOSS) BEFORE TAXES ON INCOME		8,680	6,255	5,007	(28)	(337)	158
TAXES ON INCOME	9f	2,805	2,047	1,359	20	54	
INCOME (LOSS) AFTER TAXES ON INCOME		5,875	4,208	3,648	(48)	(391)	158
SHARE IN INCOME OF CONSOLIDATED COMPANIES – net	2				5,923	4,599	3,490
NET INCOME FOR THE YEAR		5,875	4,208	3,648	5,875	4,208	3,648
		U.S. dollars			U.S. dollars		
NET INCOME PER NIS 1 OF PAR VALUE OF SHARES	1L	0.14	0.10	0.09	0.14	0.10	0.09

The accompanying notes are an integral part of the financial statements.

FRUTAROM INDUSTRIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Capital surplus	Differences from translation of foreign currency financial statements of subsidiaries (note 1b3))	Retained earnings	Cost of company shares held by subsidiary *	Total
	U.S. dollars in thousands (note 1b)					
BALANCE AT JANUARY 1, 2000	12,758	4,866	(12)	9,243	(243)	26,612
CHANGES IN 2000:						
Net income				3,648		3,648
Plan for allotment of company shares to employees of subsidiary (note 1k):						
Purchase of company shares by subsidiary					(194)	(194)
Receipts in respect of allotment of company shares to employees					8	8
Amortization of deferred compensation related to the plan					120	120
Differences from translation of foreign currency financial statements of subsidiaries			(51)			(51)
BALANCE AT DECEMBER 31, 2000	12,758	4,866	(63)	12,891	(309)	30,143
CHANGES IN 2001:						
Net income				4,208		4,208
Plan for allotment of company shares to employees of subsidiary (note 1k):						
Purchase of company shares by subsidiary					(295)	(295)
Receipts in respect of allotment of company shares to employees					25	25
Amortization of deferred compensation related to the plan					122	122
Capital surplus adjustments		(54)				(54)
Differences from translation of foreign currency financial statements of subsidiaries			(105)			(105)
BALANCE AT DECEMBER 31, 2001 - forward	12,758	4,812	(168)	17,099	(457)	34,044

FRUTAROM INDUSTRIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Capital surplus	Differences from translation of foreign currency financial statements of subsidiaries (note 1b3))	Retained earnings	Cost of company shares held by subsidiary *	Total
	U.S. dollars in thousands (note 1b)					
BALANCE AT DECEMBER 31, 2001 – forward	12,758	4,812	(168)	17,099	(457)	34,044
CHANGES IN 2002:						
Net income				5,875		5,875
Plan for allotment of company shares to employees of subsidiary (note 1k):						
Purchase of company shares by subsidiary					(417)	(417)
Receipts in respect of allotment of company shares to employees					61	61
Amortization of deferred compensation related to the plan					150	150
Dividend, see note 8c				(1,445)		(1445)
Differences from translation of foreign currency financial statements of subsidiaries			558			558
BALANCE AT DECEMBER 31, 2002	12,758	4,812	390	21,529	(663)	38,826

* Reclassified, see note 1k.

(Continued - 1)

FRUTAROM INDUSTRIES LTD.

STATEMENTS OF CASH FLOWS

	Consolidated			The company		
	2002	2001	2000	2002	2001	2000
	U.S. dollars in thousands (note 1b)			U.S. dollars in thousands (note 1b)		
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net income for the year	5,875	4,208	3,648	5,875	4,208	3,648
Adjustments required to reflect the cash flows from operating activities (a)	4,854	4,587	1,918	(4,454)	(4,682)	(3,359)
Net cash provided by (used in) operating activities	10,729	8,795	5,566	1,421	(474)	289
CASH FLOWS FROM INVESTING ACTIVITIES:						
Purchase of fixed assets	(2,125)	(5,040)	(3,521)			
Purchase of operations of a company consolidated for the first time(b)	402	(16,152)				
Proceeds from sale of fixed assets	444	60	158			
Purchase of other assets (mainly knowhow)	(2,080)	(747)	(1,455)			
Loans to subsidiaries – net				25	474	(292)
Net cash provided by (used in) investing activities	(3,359)	(21,879)	(4,818)	25	474	(292)
CASH FLOWS FROM FINANCING ACTIVITIES:						
Receipt of long-term bank loans	4,000	23,368				
Discharge of long-term bank loans	(4,858)	(8,960)	(3,344)			*
Short-term bank credit – net	(2,343)	(341)	3,212	(1)		
Purchase of company shares by subsidiary – net	(356)	(270)	(186)			
Dividend paid	(1,445)			(1,445)		
Net cash provided by (used in) financing activities	(5,002)	13,797	(318)	(1,446)		*
TRANSLATION DIFFERENCES ON CASH BALANCES OF CONSOLIDATED SUBSIDIARIES OPERATING INDEPENDENTLY	63	(45)	(8)			
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,431	668	422	-,-	-,-	(3)
BALANCE OF CASH AND CASH EQUIVALNTS AT BEGINNING OF YEAR	1,619	951	529			3
BALANCE OF CASH AND CASH EQUIVALNTS AT END OF YEAR	4,050	1,619	951	-,-	-,-	-,-

(Concluded - 2)

FRUTAROM INDUSTRIES LTD.
STATEMENTS OF CASH FLOWS

	Consolidated			The company		
	2002	**2001**	**2000**	**2002**	**2001**	**2000**
	U.S. dollars in thousands (note 1b)			**U.S. dollars in thousands (note 1b)**		
(a) Adjustments required to reflect the cash flows from operating activities:						
Income and expenses not involving cash flows:						
Share in income of investee companies - net				(5,923)	(4,599)	(3,490)
Dividend received from subsidiary				1,445		
Depreciation and amortization	4,022	3,501	2,226			45
Liability for employee rights upon retirement - net	194	(93)	53			
Deferred income taxes - net	577	403	165			
Loss (gain) from sale of fixed assets	(68)		55			
	4,725	3,811	2,499	(4,478)	(4,599)	(3,445)
Changes in operating asset and liability items:						
Decrease (increase) in accounts receivable:						
Trade	400	(891)	(1,461)	2		
Other	794	444	(134)		4	73
Increase (decrease) in accounts payable:						
Trade	(321)	985	1,167	(11)	(87)	21
Other	(900)	(1,000)	405	15	(12)	(77)
Decrease (increase) in inventories	156	1,238	(558)	18	12	69
	129	776	(581)	24	(83)	86
	4,854	4,587	1,918	(4,454)	(4,682)	(3,359)
(b) Assets and liabilities of operations purchased at date of acquisition (see note 1a2)):						
Working capital (excluding cash and cash equivalents)	5,051					
Fixed assets	6,046					
Other assets	4,345					
Goodwill arising on acquisition	710					
	16,152					

In 2002 the purchase price was corrected at the total amount of $ 723 thousands out of which an amount of $ 402 thousands was paid in cash and the balance is repayable in 2003 and 2004.

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies, applied on a consistent basis are as follows:

a. General:

1) Information on the activities of the company and its subsidiaries.

Frutarom Industries Ltd. (hereafter – the company) operates mainly through the subsidiary – Frutarom Ltd. and its subsidiaries. Frutarom Ltd. and its subsidiaries focus mainly in producing raw materials intended primarily for the flavor, fragrance, food, pharmaceutical and cosmetics industries, in producing flavor and fragrance compounds intended for the food, beverage and pharmaceutical industries; Frutarom Ltd. and its subsidiaries are also engaged in selling and marketing raw materials intended mainly to the food, pharmaceutical and cosmetic industries. (Segment information for the reporting years is presented, in accordance with the requirements of Accounting Standard No. 11 as part of note 15, commencing with the financial statements for 2002).

2) In February 2001 a subsidiary in England completed the purchase of the compounds division and the raw materials division of CPL Aromas Ltd. Total consideration for the purchase was determined to be adjusted $ 16 million. Cost of purchase was charged to assets and liabilities of the purchased operations, based on their fair value at time of acquisition; approximately $ 4,345 thousands out of the said amount were charged to knowhow (see note 4) and $ 710 thousands were charged to goodwill amortized at a rate of 5% per annum (this rate is based on the useful life of the purchased goodwill, as estimated by management and as accepted in the industry). In the year 2002 and under the terms of the purchase agreement, the purchase price was amended since the amounts related to certain contingent liabilities existing upon purchase were made certain. As a result, it was resolved the seller is to repay the subsidiary an amount of $ 738 thousands, which constitutes a compensation in respect of the existing contingencies.

3) Definitions:

The company	- Frutarom Industries Ltd.
Subsidiary	- a company controlled or owned by the company or by Frutarom Ltd. to the extent of over 50%, the financial statements of which are consolidated with those of the company.
The group	- The company, its investees, and the investees of Frutarom Ltd.
Interested parties	- as defined in the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.
Goodwill	- the difference between the cost of the investment in the investee company and the company's share in the fair value of the underlying assets, net of the fair value of its underlying liabilities, at time of acquisition.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

4) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

b. **Functional currency:**

1) Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used. Depreciation and amortization deriving from non-monetary items are based on historical exchange rates. The resulting currency translation gains or losses are carried to financial income or expenses, as appropriate.

2) The adjusted amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the original historical values.

3) For purposes of consolidation or inclusion on the equity basis, the amounts (in foreign currency terms) included in the statements of investee companies (held by subsidiary) whose financial statements are drawn up in foreign currency other than the dollar (hereafter – "foreign currency") were treated as follows:

Investee companies (held by subsidiary) operating independently

Balance sheet items at the end of the year and the results of operations for the year were translated at the exchange rate of the relevant foreign currency as compared to the dollar at the end of the year. Balance sheet items at the beginning of the year and changes in shareholders' equity items during the year were translated at the relevant exchange rate at the beginning of the year or at the date of each change, respectively.

Differences resulting from the above treatment are carried as a separate item under adjusted shareholders' equity ("differences from translation of foreign currency financial statements of subsidiary").

Investee companies (held by subsidiary), the activities of which are an integral part of the activities of the company

The financial statements of such companies were remeasured in terms of dollars. The remeasurement was effected by way of translation of the amounts (in terms of foreign currency) on the basis of historical exchange rates in relation to the dollar.

Differences resulting from the above treatment are included in the statements of income under financial income or expenses.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

c. **Principles of consolidation:**

1) The consolidated financial statements include the accounts of the company and its over 50% subsidiaries. The companies included in consolidation are listed in the appendix to the financial statements.

2) Intercompany balances and transactions have been eliminated. Profits from intercompany sales, not yet realized outside the group, have also been eliminated.

3) Goodwill is presented in the consolidated balance sheets under "other assets" and is amortized in equal annual installments at the rate of 5% per annum, commencing in the year of acquisition (see also a2) above).

d. **Inventories**

Inventories are valued at the lower of cost or market. Cost is determined as follows:

Raw materials and supplies - on moving average basis.

Products in process and finished products - on basis of production costs:

Raw material and supplies component - on moving average basis.

Labour and overhead component - on average basis.

Purchased products - on "first-in, first-out" basis.

e. **Property, plant and equipment:**

1) These assets are stated at cost, net of related investment grant.

2) The assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

	%
Buildings	2.7-4
Machinery and equipment	6.6-10
Vehicles and forklifts	15;20
Computers	14.3-33
Office furniture and equipment	6-20

Leasehold improvements are amortized by the straight-line method over the terms of the lease, which are shorter than the estimated useful life of the improvements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

f. **Other assets**

Knowhow and patent rights are stated at cost and amortized over 10-20 years, commencing in the year in which they are first utilized. As to amortization of goodwill - see note c3) above.

g. **Deferred taxes:**

1) Deferred taxes are computed in respect of differences between the amounts presented in these statements and those taken into account for tax purposes. As for the main factors in respect of which deferred taxes have been included, see note 9e.

Deferred tax balances are computed at the tax rate expected to be in effect at time of release to income from the deferred tax accounts. The amount of deferred taxes presented in the income statements reflects changes in the above balances during the year.

2) Taxes, which would apply in the event of disposal of investments in subsidiaries, have not been taken into account in computing the deferred taxes, as it is the company's policy to hold these investments, not to realize them.

3) As stated in note 9a1)(b), upon distribution of dividends from tax-exempt income of "approved enterprises", the amount distributed will be subject to tax at the rate that would have been applicable had the company not been exempted from payment thereof. The amount of the related tax is charged as an expense in the income statements.

Since the company does not intend to distribute dividends out of tax exempt income as above, it did not include in its accounts deferred taxes in respect of additional tax liability to which the company would have been subject had it distributed such a dividend.

h. **Recognition of income**

The company recognizes income upon delivery of goods to customers outside the group.

i. **Concentrations of credit risks - allowance for doubtful accounts**

Most of the group's sales are made in Europe and the U.S.A., to a large number of customers; the sales in Israel are to the private market, which consists of a large number of customers. Accordingly, the group's trade balances do not represent a substantial concentration of credit risks at December 31, 2002.

The allowance is determined on basis of rates which change according to the age of the customer's debt.

j. **Cash equivalents**

The group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k. **Company shares held by subsidiary**

Commencing 1996, the company purchases its shares through a subsidiary, for the purpose of granting the shares to senior employees as part of a employee stock option plan approved by the company's Board of Directors.
The said plan determines the criterions for employees' entitlement for the shares, terms of realization of shares and the exercise price the employees are to pay upon utilization of their entitlement (see also note 8b).
As from 2002, and with retroactive effect, those shares – in accordance with their cost to the subsidiary - are presented as reduction of "shareholders' equity" under "cost of company shares held by subsidiary"; in the past those shares were presented under "other assets" in the consolidated accounts and as reduction of "investments in subsidiaries" – in company's accounts.
This change does not affect the results of operations in the reported periods.
The difference between the cost of the share at date of purchase and the exercise price is charged to income over the benefit period (as charged in previous periods).

L. **Net income per NIS 1 of par value of shares**

Net income per NIS 1 of par value of shares - which is computed in accordance with Opinion No. 55 of the Israeli Institute - has been determined on the basis of the weighted average par value of share capital outstanding during the year (including purchases and sales of company shares held by subsidiary and assuming that the employees will realize their entitlement to those shares, see section k above).
Par value of shares used in computation of per share data is 41,041,357 for the years 2002, 2001 and 2000.
The effect of capital gain (after taxes) on exercise of warrants by subsidiary's employees was not taken into account in the computation of the income per NIS 1 of par value of shares for the reported years, since this effect is immaterial.

m. **Recently issued accounting pronouncement**

1) In February 2003, Accounting Standard No. 15 "Impairment of Assets", of the Israeli Accounting Standards Board ("the IASB") came into effect; this accounting standard is based on International Accounting standard No. 36. This standard requires a periodic assessment - at each balance sheet date - to evaluate the need for a provision for the impairment of the company's non-monetary assets - fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies. As promulgated by the standard, its provisions with respect to non-monetary assets are to be applied commencing in the financial statements for the period commencing January 1, 2003 or subsequent to that date. Pursuant to the provisions of the standard, if any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets, the company is required to evaluate whether the carrying value of the investment in the asset is recoverable from the cash flows anticipated from that asset, and, if necessary, to record an impairment provision up to the amount needed to adjust its carrying amount to its recoverable amount. The impairment loss is carried directly to income.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.
The company is preparing for the implementation of the standard commencing in the first 2003 quarterly reports, and considers, at this stage the expected implications, if any, of the standard on its financial statements.

2) In October 2001, the IASB issued Israel Accounting Standard No. 12 - Discontinuance of Adjusting Financial Statements for inflation, which provided for the discontinuance of adjusting financial statements for the effects of inflation, as of January 1, 2003. In December 2002, Accounting Standard No. 17 was issued that postponed the date from which Accounting Standard No. 12 is to be applied until January 1, 2004. The inflation-adjusted amounts as of December 31, 2003 will be the base for the nominal-historical financial reporting in the following periods.

Upon implementation of Standard No. 12, Clarifications Nos. 8 and 9 to Opinion 36 of the Institute of Certified Public Accountants in Israel will be canceled and will be replaced with effect from January 1, 2004 by Israel Accounting Standard No. 13, which was issued at the same time as Standard No. 12. Most of the provisions of Standard No. 13 correspond to the provisions, which appeared in the above-mentioned clarifications.

Since the company's statutory financial statements are drawn up in NIS adjusted for the changes in the U.S. dollar (as allowed by section 29(a) of Opinion 36 of the Israeli Institute), and based on the provisions in paragraph 4 to Israeli Accounting Standard No. 13, at this stage, it is expected that the implementation of these standards will have no effect on the company's reporting of its operating results. Accordingly, as from January 1, 2004, the company will prepare its statutory financial statements in its primary functional currency – the U.S. dollar.

NOTE 2 – INVESTMENTS IN SUBSIDIARIES:

a. **Composed as follows:**

	December 31	
	2002	**2001**
	U.S. dollars in thousands	
Shares:		
Cost	11,693	11,693
Share in undistributed profits accumulated since acquisition – net	23,375	18,897
Differences from translation of foreign currency financial statements	390	(168)
	35,458	30,422
Less – company shares held by subsidiary	(663)	(457)
	34,795	29,965
Loans and long-term capital notes(1)	3,908	3,933
	38,703	33,898

(1) The long-term loans and capital notes may be classified by currency of repayment and linkage terms, as follows:

	The company	
	December 31	
	2002	**2001**
	U.S. dollars in thousands	
Linked to the CPI	2,360	2,273
Capital note**	1,548	1,660
	3,908	3,933

* A loan linked to the CPI, bears an interest determined on basis of CPI + 2%; no repayment date has been fixed.

** Capital note issued by the company to Frutarom Ltd. The capital note is unlinked and interest free. No repayment date has been fixed; however, the company and Frutarom Ltd. do not intend to repay the capital note before January 1, 2004.

NOTE 2 – **INVESTMENTS IN SUBSIDIARIES** (continued):

b. **The changes in the investments during 2002 are as follows:**

	The company		
	U.S. dollars in thousands		
	Investment, loans and capital notes to Subsidiaries	**Company shares held by subsidiary**	**Total**
Balance at beginning of year	34,355	(457)	33,898
Changes during the year:			
Decrease in loans granted	(25)		(25)
Share in profits of subsidiaries – net	5,923		5,923
Dividend received – net	(1,445)		(1,445)
Purchase of company shares by subsidiary		(356)	(356)
Amortization of deferred compensation related to the plan for allotment of company shares to employees of subsidiary		150	150
Differences from translation of foreign currency financial statements	558		558
Balance at end of year	39,366	(663)	38,703

NOTE 3 - FIXED ASSETS:

a. **Compositions of assets, grouped by major classifications, and changes therein in 2002 are as follows:**

	Cost					Accumulated depreciation					Depreciated balance	
											December 31	
	Balance at beginning of year	Additions during the year	Retirements during the year	Other changes**	Balance at end of year	Balance at beginning of year	Additions during the year	Retirements during the year	Other changes**	Balance at end of year	2002	2001
		U.S. dollars in thousands					U.S. dollars in thousands				U.S. dollars in thousands	
Consolidated:												
Land and buildings*	13,192	235	(204)	188	13,411	1,987	309	(42)	8	2,262	11,149	11,205
Machinery and equipment	28,230	1,108	(66)	279	29,551	11,911	1,795	(14)	58	13,750	15,801	16,319
Vehicles and forklifts	1,601	106	(104)	5	1,608	869	125	(75)		919	689	732
Furniture and office equipment (including computers)	4,646	430		109	5,185	2,704	853		39	3,596	1,589	1,942
Leasehold improvements	2,626	246	(167)	114	2,819	729	149	(34)	7	851	1,968	1,897
	50,295	2,125	(541)	695	52,574	18,200	3,231	(165)	112	21,378	31,196	32,095
(*) The item is presented net of investment grants received, (see note 11c)	195				195	115	7			122	73	83
The company:												
Land and buildings	652				652	513				513	139	139
Machinery and equipment	596				596	596				596		
Leasehold improvements	336				336	336				336		
	1,584				1,584	1,445				1,445	139	139

** Arising from differences from translation of foreign currency financial statements of subsidiaries.

NOTE 3- FIXED ASSETS (continued):

b. The group's rights in land are as follows:

1) The company owns land in the Haifa Bay. Frutarom Ltd. also has a leasehold right in land located in the Akko Industrial Zone. The land is leased from the Israel Lands Administration. The capitalized lease fees paid in respect of the said land amount to $ 41 thousands. The leasing period is of 49 years ending in June 2037. Frutarom Ltd. has a right to extend the leasing for an additional 49-year period.

2) In November 2001, Frutarom Ltd. purchased the leasehold rights in respect of land located in the Haifa Bay at the amount of $ 1,324 thousands. The land is leased for a period of 49 years ending in the years 2032-2042. Frutarom Ltd. has a right to extend the leasing for an additional 49-year period. The rights in the land have not yet been registered in the name of Frutarom Ltd. in the Land Registry.

3) The land on which the plants of a U.S. subsidiary and an English subsidiary are located is under the ownership of those companies.

4) A subsidiary in China has "Land Use Rights" on land in China. The rights are for a period of 50 years ending in 2046. Capitalized lease fees in respect of the said land amount to $ 276 thousands.

c. The company has a plan to expand its Haifa bay plant at the total investment of approximately $ 2.5 million. The Investment Centre has approved this plan in accordance with the Law for Encouragement of Capital Investments, 1959 (see also note 9a). Through December 31, 2002, Frutarom Ltd. invested approximately $ 1 million out of the said expansion plan.

d. A subsidiary intends to erect a new plant in the Sagi 2000 industrial zone in the north of Israel, at the total investment of approximately $ 21 million. The Investment Centre has approved this plan as part of the expansion of existing group plants, in accordance with the Law for Encouragement of Capital Investments, 1959 (see also note 9a). Implementation of investment is to be partially financed by investment grants at the rate of 24%.

e. As to pledges on assets - see note 11.

NOTE 4 – OTHER ASSETS:

	Original amount		Amortized balance	
	December 31		December 31	
	2002	2001	2002	2001
	U.S. dollars in thousands			
Knowhow and patent rights	9,789	7,138	8,374	6,207
Goodwill in subsidiaries	1,277	1,296	750	880
	11,066	8,434	9,124	7,087

As to amortization policy, see note 1f.

NOTE 5 - LONG-TERM LOANS FROM BANKS:

a. The long-term loans may be classified by currency of repayment, linkage terms and interest rates, as follows:

	Consolidated	
	December 31	
	2002	2001
	U.S. dollars in thousands	
Revolving credit facilities(1)(2):		
U.S. dollar	17,821	16,310
Pound sterling	8,622	8,986
Loan – in dollars(2)	2,000	3,000
	28,443	28,296
Less – current maturities	4,765	5,062
	23,678	23,234

(1) Including agreements with U.S. banks whereunder the banks will extend Israeli, U.K. and U.S. subsidiaries revolving credit facilities.
As of December 31, 2002, the credit balances of Israeli, U.K. and U.S. subsidiaries are $ 9,937 thousands, $ 8,622 thousands and $ 7,884 thousands, respectively. The credit facility of U.K. subsidiary has been fully utilized, while the unutilized balances of an Israeli and U.S. subsidiaries are $ 4,500 thousands and $ 115 thousands, respectively.

(2) Interest paid in respect of those loans is based on Libor with a margin of 2% - 2.35% - for dollar denominated loans and 0.44% for pound sterling denominated loans.
The rate of Libor as of December 31, 2002 is 1.4% for dollar denominated loans and 4% for pound sterling denominated loans.

b. The loans (net of current maturities) mature in the following years after the balance sheet dates:

	Consolidated	
	December 31 2002	December 31 2001
	U.S. dollars in thousands	
Second year	11,909	4,595
Third year	3,395	12,746
Fourth year	8,374	3,222
Fifth year and thereafter		2,671
	23,678	23,234

c. As to pledges to secure the loans and limitations on the company in connection with the loans, see note 11.

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT:

a. Labour laws and agreements in Israel and abroad require companies in the group to pay severance pay and/or pensions to employees dismissed or retiring from their employ in certain other circumstances. This liability is covered mainly by regular deposits with recognized pension and severance pay funds in the employees' names and by purchase of insurance policies. The amounts funded as above are not reflected in the balance sheets since they are not under the control and management of Frutarom Ltd.

Foreign subsidiaries cover their liability for severance pay and/or pensions by regular deposits with recognized pension funds and/or by provisions they make in their books of accounts, in accordance with the laws in their countries of residence.

b. Under the agreement with its employees, the U.S. subsidiary finances a defined benefit plan. As part of the collective agreement signed between the company and the industrial labour union on October 13, 2000, the U.S. subsidiary suspended the said plan and joined as from that date a comprehensive pension plan of the labour union.
The U.S. subsidiary will continue financing its existing liabilities under the suspended pension plan. The amount of liability for employee rights upon retirement and amounts funded as presented in the consolidated accounts, reflect the U.S. subsidiary's liability in respect of the suspended plan.

c. The balance sheet liability for employee rights upon retirement, and the amount funded to finance this liability, are composed as follows:

	December 31	
	2002	2001
	U.S. dollars in thousands	
Liability for employee rights upon retirement	3,026	2,903
L e s s - amount funded	(2,108)	(2,501)
Unfunded balance	918	402

The amounts of liability for employee rights upon retirement and the amounts funded to finance this liability are based on annual acturial evaluations.
This acturial evaluation computation takes into account weighted discount rate of 6.5% and 7.25% as of December 31, 2002 and 2001 for the computation of the current value of the expected pension payments, and a long-term yield rate of 7.5% as of December 31, 2002 and 2001 for the computation of the income attributed to plan assets. The plan assets include mainly participation certificates in mutual funds and investment in securities.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES:

a. **Commitments:**

1) Fixed assets and lease agreements

(a) Frutarom Ltd. is a party to operating lease agreements as follows:

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

(1) Agreement for lease of land in the Haifa Bay; annual rental in respect of this asset – $ 134 thousands is linked to the exchange rate of the U.S. dollar. The agreement will expire in February 2008.

(2) Agreements for lease of offices and warehouses in Israel. Annual lease fees - $ 64 thousands are linked to the exchange rate of the U.S. dollar. The agreements will expire in the years 2003-2006.

(3) Agreement for lease of warehouses from an interested party. Annual lease fees are $ 24 thousands. Lease fees were paid in advance for the entire lease period. The agreement will expire in September 2004.

(b) A subsidiary in England has entered into an operating lease agreement in respect of one of the sites in which it operates. The agreement will expire in 2013. The annual rental, denominated in pounds sterling amount in 2002 to $ 427 thousands; the rental is updated every five years.

2) Royalty commitments

(a) Frutarom Ltd. and the Ben Gurion University (hereafter – the university) entered into agreement for cooperation in the biotechnology field. Under the agreement, Frutarom Ltd. will produce and market certain products based on unique knowledge developed in the university and will pay the university (for a period of 15 years) royalties at the rate of 1%-3% of the sale of products developed.

(b) Frutarom Ltd. is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants. Under the terms of company's funding from the Israeli Government, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the company (dollar linked); as from January 1, 1999 - with the addition of an annual interest rate based on Libor.
The maximum royalty amount payable by Frutarom Ltd. at December 31, 2002 is $ 84 thousands.

b. Contingent liabilities:

1) Indemnification and insurance for office holders

Company's articles of association allow for insurance and indemnification of office holders as permitted by law. The company established indemnification policy in respect of its office holders and office holders of subsidiaries. The company also resolved to insure office holders in respect of their duties, all subject to the provisions of the law and other limitations.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

2) Legal procedures against the company and subsidiaries

(a) A claim for damages in respect of alleged cartel activity in the field of food has been lodged against Frutarom Ltd. and another 16 companies.

(b) In May 1999 a subcontractor has lodged a claim for damages, at the amount of approximately $ 422 thousands against Frutarom Ltd. in respect of work he allegedly performed and in respect of damage allegedly caused to his reputation. Frutarom Ltd. has lodged a counterclaim at the total amount of approximately $ 105 thousands.

Company's management believes, based on the opinion of its legal counsels, that the chances that the claimants will prevail in the legal proceedings described in section a-b above are low. Accordingly, the company did not include in its accounts a provision in respect of those procedures.

(c) Companies, which are members in the Frutarom group, are a party to legal procedures in the ordinary course of business; in the opinion of company's management the said legal procedures do not affect materially the company's financial position. Part of the claims are covered by insurance policies and in respect of the other claims, the company has fully provided in its accounts.

(d) In June 1997, the Department of Environmental Protection in the U.S.A. examined the facilities of a subsidiary and found that the emissions of a certain material exceed maximum emissions allowed under law. The subsidiary is required to submit the said authorities a report describing its plans for prevention of the said emission.
The extent of anticipated remediation costs in respect of existing facilities, or any other costs resulting from the aforementioned examination, if any, is still unknown; therefore, the subsidiary did not include in its accounts a provision in respect of the said matter.

(e) At to tax assessments issued to Frutarom Ltd., see note 9g.

NOTE 8 – SHAREHOLDERS' EQUITY:

a. **Share capital:**

1) Composed of ordinary shares of NIS 1 par value:

	Number of shares and amount in nominal NIS in thousands
	December 31 2002
Authorized	60,000
Issued and paid	41,041

NOTE 8 – SHAREHOLDERS' EQUITY (continued):

All of company shares are registered shares, quoted on the Tel-Aviv Stock Exchange at NIS 5.47 per ordinary share of NIS 1 par value, as of December 31, 2002.

2) The shares confer upon their holders voting rights and the rights to participate in shareholders' meetings, the right to receive profits and the right to a share in excess assets upon liquidation of the company.

3) Ordinary company shares of NIS 1 par value, held by subsidiary and included in breakdown of shares presented above constitute 2.4% and 2.0% of the balance of ordinary issued and paid shares of this type as of December 31, 2002 and 2001, respectively.

b. Employees stock option plan for senior employees of subsidiaries:

1) As of 1996, the company's board of directors approved an employee stock option plan (hereafter – the plan), whereunder a subsidiary purchases company shares in the stock exchange, for the purpose of granting the shares to senior employees of the group.

The shares are purchased by the subsidiary and granted in two annual batches. The senior employees have the right to exercise the shares they were granted at the end of the vesting period. The vesting period is spread over 3 annual and equal batches: one year, two years and three years from date of grant.

In any case, an employee's right as above expires 6 years from date of grant of the shares.

The exercise price is determined in accordance with the batch in which the shares were purchased. The exercise price for each batch constitutes 33% of the average price paid by the subsidiary upon purchase of company shares.

2) Set forth below are data regarding the shares which have not yet been exercised by company employees as of December 31, 2002:

Year of grant	Number of shares in respect of which the vesting period ended	Number of shares in respect of which the vesting period has not yet ended	Exercise price $
1996	22,749		0.14
1997	29,351		0.14
1998	29,460		0.29-0.30
1999	41,592		0.23-0.29
2000	60,699	52,105	0.33
2001	80,508	210,045	0.29-0.30
2002		367,455	0.34-0.36
	264,359	629,605	

The difference between the market value of the shares on the date of the purchase and their exercise price stipulated by the plan, as known at the time of the grant - approximately adjusted $ 550, thousands is charged to income over the vesting period (see also note 1k). As to shares granted to company's manager, see note 14a2).

NOTE 8 – SHAREHOLDERS' EQUITY (continued):

c. **Dividend and retained earnings**
On July 25, 2002, the Board of Directors resolved to recommend, to the shareholders, the distribution of a dividend in the amount of $ 1,477 thousands out of retained earnings as of December 31, 2000. The said dividend was distributed in August 2002, net of the share of subsidiary holding company shares – $ 32 thousands (see also note 1k).
In determining the amount of retained earnings available for distribution as a dividend, the Companies Law stipulates that the cost of the company's shares acquired by a subsidiary (that are presented as a separate item on the statement of changes in shareholders' equity) have to be deducted from the amount of retained earnings.

NOTE 9 –TAXES ON INCOME:

a. **Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter - the law)**
Under the law, by virtue of the "approved enterprise" status granted to certain enterprises of subsidiaries, and by virtue of the "Foreign Investors' Company" status they were granted, those companies are entitled to various tax benefits.

The main tax benefits available to the subsidiaries are:

1) Reduced tax rates

During the period of benefits - 10 years - commencing in the first year in which the subsidiaries earn taxable income from the approved enterprises (provided the maximum period to which it is restricted by law has not elapsed), the following reduced tax rates apply:

a) Corporate tax at the rate of 20% on income from certain approved enterprises owned by foreign investors' companies (this tax rate is determined based on the percentage of foreign shareholding as defined by the law).

b) Tax exemption on income from certain approved enterprises in respect of which the company has elected the "alternative benefits" route; the length of the exemption period is 2 or 4 years, after which the income from these enterprises is taxable at the rate of 20% for additional 8 or 6 years, respectively.
In the event of distribution of cash dividends out of income, which was tax exempt as above, the subsidiaries would have to pay the 20% tax in respect of the amount distributed, (see also note 1g3)).

The period of benefits in respect of those of the abovementioned enterprises, which were activated, expires in the years 2005-2011.

The period of benefits in respect of those of the abovementioned enterprises, which have not yet been activated will expire, under the restrictions placed by the law, in 2016 at the latest.

The proportion of the taxable income entitled to benefits of reduced tax rates is calculated on the basis of the ratio between the turnover of the "approved enterprise" and the whole turnover of each company. The turnover applicable to the "approved enterprise" is calculated, as a general rule, by taking the increase resulting from the comparison of the turnover with its "base" turnover, which is prescribed as being the turnover during the last year before the activation of the "approved enterprise", or such other basis as is stipulated in the instrument of approval.

NOTE 9 –TAXES ON INCOME (continued):

2) Accelerated depreciation

Frutarom Ltd. is entitled to claim accelerated depreciation for five tax years commencing in the first year of operation of each asset, in respect of buildings, machinery and equipment used by the approved enterprise.

3) Conditions for entitlement to the benefits

The entitlement to the above benefits is conditional upon the fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and Frutarom Ltd. may be required to refund the amount of the benefits, in whole or in part, with the addition of interest.

b. **Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985** (hereafter - the inflationary adjustments law)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the CPI. The company and the Israeli subsidiaries are taxed under this law.

c. **The Law for the Encouragement of Industry (Taxation), 1969**

Frutarom Ltd. is an "industrial company" as defined by this law. As such, Frutarom Ltd. is entitled to claim amortization over 8 years of acquired knowhow, as well as depreciation at increased rates for equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law, and have done so.

d. **Tax rates applicable to income not derived from an approved enterprise**

The income – of Israeli subsidiaries – not eligible for approved enterprise benefits mentioned in a. above is taxed at the regular rate of 36%.

Foreign subsidiaries are taxed on the basis of the tax laws in their countries of residence.

FRUTAROM INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

e. Deferred taxes:

1) The composition of the deferred taxes, and the changes therein during the year are as follows:

	In respect of balance sheet items						
		Provisions for employee rights					
	Depreciable fixed assets	Severance pay	Vacation and recreation pay	Inventories	Other	In respect of carryforward tax losses	Total
	U.S. dollars in thousands						
Consolidated:							
Balance at January 1, 2001	2,325	(158)	(222)	(273)	(553)		1,119
Changes in 2001 – amounts carried to income	649	(3)	(8)	(83)	(152)		403
Balance at December 31, 2001	2,974	(161)	(230)	(356)	(705)		1,522
Changes in 2002 – amounts carried to income	738	(225)	(31)	(465)	592	(32)	577
Balance at December 31, 2002	3,712	(386)	(261)	(821)	(113)	(32)	2,099

NOTE 9 – **TAXES ON INCOME** (continued):

e. **Deferred taxes** (continued):

2) Deferred taxes are presented in the balance sheets as follows:

	December 31	
	2002	2001
	U.S. dollars in thousands	
Among current assets	(1,195)	(1,291)
Among long-term liabilities	3,294	2,813
Balance – liability – net	2,099	1,522

3) The deferred taxes are computed at the tax rate of 28%. This rate is an average rate taking into account the income from Frutarom Ltd.'s approved enterprise.

Deferred taxes of foreign subsidiaries are computed at the tax rate of 30% and 42%.

f. **Taxes on income included in the income statements:**

As follows:

	Consolidated			The company	
	2002	2001	2000	2002	2001
	U.S. dollars in thousands			U.S. dollars in thousands	
For the reported year:					
Current	2,172	1,590	1,194	11	
Deferred, see e. above	577	403	165		
	2,749	1,993	1,359	11	
For previous years	56	54		9	54
Total	2,805	2,047	1,359	20	54

Current taxes (consolidated) are computed in 2002 at an average tax rate of 25%, 26.4% and 23.9% for the years 2002, 2001 and 2000, respectively; current taxes are computed for the company at an average tax rate of 36%.

NOTE 9 - TAXES ON INCOME (continued):

2) Theoretical tax reconciliation:

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see d. above) - and the actual tax expense:

	Consolidated			The company		
	2002	2001	2000	2002	2001	2000
	U.S. dollars in thousands			U.S. dollars in thousands		
Income (loss) before taxes on income, as reported in the income statements	8,680	6,255	5,007	(28)	(337)	158
Theoretical tax expense (tax saving) in respect of this income – at 36%	3,125	2,251	1,802	(10)	(121)	57
Less – tax benefits arising from approved enterprise status	(621)	(436)	(313)			
	2,504	1,815	1,489	(10)	(121)	57
Increase (decrease) in taxes resulting from:						
Different taxes applicable to foreign subsidiaries	110	(4)	(58)			
Computation of deferred taxes at a rate which is different from the theoretical rate	(73)	(190)	(23)			
Increase (decrease) in taxes resulting from permanent differences – the tax effect:						
Additional deductions for tax purposes due to the difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes – net*	174	347	(75)	21	113	(22)
Disallowable deductions	41	25	26			
Other	(7)				8	(35)
Taxes on income for the reported year	2,749	1,993	1,359	11	-,-	-,-

NOTE 9 - TAXES ON INCOME (continued):

* The said difference results from the discrepancy between the changes in the Israeli CPI (the basis for computation of taxable income of the group, see b. above) and the changes in the exchange rate of Israeli currency relative to the dollar.

g. **Tax assessments**

The company and one of the Israeli subsidiaries have received tax assessments through the year 1999.

Frutarom Ltd. received final tax assessments through the year 1998.

Under an agreement signed between the income tax authorities and Frutarom Ltd. in respect of the tax assessment for tax year 1997, the authorities' demand for payment of additional taxes – at the amount of $ 148 thousands (including interest and linkage differences) – resulting from the fact that Frutarom Ltd. did not receive the Investment Centre's approval to operate its approved enterprise is to be postponed to April 2003; it was understood that through this date, Frutarom Ltd. would receive the said approval. Frutarom Ltd. has not yet received this approval.

NOTE 10 – LINKAGE OF MONETARY BALANCES:

a. As follows:

	Consolidated				The company	
	December 31, 2002				December 31, 2002	
	In, or linked to foreign currency					
	Dollars	Pound sterling	Other currencies	Unlinked	Linked to the CPI	Unlinked
	U.S. $ in thousands				U.S. $ in thousands	
Assets:						
Current assets:						
Cash and cash equivalents	2,588	710	215	537		
Accounts receivable:						
Trade	7,481	4,360	2,906	6,362		
Other	412	724	312	516		
Loans and capital notes to subsidiaries					2,360	1,548
	10,481	5,794	3,433	7,415	2,360	1,548
Liabilities:						
Current liabilities:						
Bank credit (net of current maturities)		725	363	26		
Accounts payable:						
Trade	4,078	2,024	1,916	2,977		
Other	1,606	1,547	201	4,853		16
Long-term liabilities - loans from banks (including current maturities)	19,821	8,622				
	25,505	12,918	2,480	7,856		16

NOTE 10 - LINKAGE OF MONETARY BALANCES (continued):

b. **Data regarding the exchange rate and the CPI:**

	Exchange rate of one U.S. dollar	CPI*
At end of year:		
2002	NIS 4.737	182.0 points
2001	NIS 4.416	170.9 points
2000	NIS 4.041	168.53 points
1999	NIS 4.153	168.53 points
Increase (decrease) during the year:		
2002	7.3%	6.5%
2001	9.3%	1.4%
2000	(2.7%)	0%

* Based on the index for the month ending on balance sheet date, on the basis of 1993 average = 100.

NOTE 11 - LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACED IN RESPECT OF LIABILITIES:

a. To secure long-term bank loans and short-term bank credit granted to group's companies in Israel, U.S.A., England and China, the outstanding balances of which as of December 31, 2002 is $ 11,963 thousands, $ 7,884 thousands, $ 9,347 thousands and $ 363 thousands, respectively, the subsidiaries have registered floating charges on their assets.

b. The terms of the long-term bank credit received by the subsidiaries in Israel, England and the U.S. (revolving credit facilities – see note 5a), the outstanding balance of which as of December 31, 2002 is $ 9,937 thousands, $ 8,622 thousands and $ 7,884 thousands, respectively), place certain restrictions (inter alia – maintenance of certain financial ratios and limitation put on early repayment of liabilities in material amounts as specified in the agreements for receipt of revolving credit facilities).
Company's management believes that as of December 31, 2002, the subsidiaries comply with all the restrictions placed by the banks.

c. Frutarom has undertaken to meet the terms attached to the receipt of investment grants Under the Law for the Encouragement of Capital Investments, 1959 by Baltimore Spice (Israel) Ltd. – the operations of which were acquired in 1999. In the event of failure to comply with the terms attached to the receipt of the grants, Frutarom Ltd. may be required to refund the amount of the grants, in whole or in part, with interest from the date of receipt.

Frutarom Ltd. has registered floating charges on all its fixed assets and insurance rights related to the assets, in favour of the State of Israel as security for compliance with the terms attaching to the grants.

NOTE 11 - LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACED IN RESPECT OF LIABILITIES (continued):

e. **Negative pledge agreement**

In 2001, the company and a bank entered into a negative pledge agreement in respect of loans granted to Frutarom Ltd. Pursuant to this agreement, all floating charges registered on company's assets in favour of the said bank were cancelled, while the company has undertaken not to register floating charges on assets in favour of third parties without the prior consent of the bank.

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

	Consolidated	
	December 31	
	2002	2001
	U.S. dollars in thousands	
a. Accounts receivable:		
1) Trade:		
Open accounts	19,266	20,218
Interested parties	297	249
	19,563	20,467
Cheques collectible	1,546	1,379
	21,109	21,846
The item includes - allowance for doubtful accounts	1,168	1,385
2) Other:		
Employees	160	174
Interested parties	485	260
Government institutions	702	665
Prepaid expenses and advances to suppliers	645	546
Short-term deferred taxes	1,195	1,291
Sundry	617	1,227
	3,804	4,163
b. Inventories:		
Raw materials and supplies	10,021	9,253
Products in process	747	633
Finished products	10,993	11,767
	21,761	21,653
Inventories for commercial operations – purchased products	945	545
	22,706	22,198

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

c. **Bank credit:**

	Consolidated	
	December 31	
	2002	2002
	U.S. dollars in thousands	
1) Composed as follows:		
Short-term bank credit	1,114	3,457
Current maturities of long-term bank loans	4,765	5,062
	5,879	8,519

2) Classified by currency, linkage terms and interest rates, the short-term credit (excluding current maturities of long-term loans) is as follows:

	Weighted interest rates	Consolidated	
	31.12.02	December 31	
		2002	2002
	%	U.S. dollars in thousands	
Short-term credit:			
In foreign currency:			
In dollars			3,457
Pound sterling*	Libor+0.7%	725	
Other	6.2%	363	
In NIS – unlinked*	Prime+1.5%	26	
		1,114	3,457

* The rate of Libor and Prime as of December 31, 2002 are 1.4% and 10.4%, respectively.

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d. Accounts payable:

	Consolidated December 31 2002	Consolidated December 31 2001
	U.S. dollars in thousands	
1) Trade:		
Open accounts	10,487	10,878
Cheques payable	508	148
	10,995	11,026
2) Other:		
Payroll and related expenses	2,137	2,001
Institutions	2,069	1,680
Provision for commissions and discounts	1,018	817
Income taxes payable	868	313
Current accounts – interested party	56	59
Income received in advance	83	91
Customer advances	109	92
Sundry	2,059	3,917
	8,399	8,970

	Consolidated 2002	Consolidated 2001	Consolidated 2000
	U.S. dollars in thousands		
e. Sales - net			
Domestic:			
Industrial operations	17,067	18,162	17,797
Commercial operations	6,170	5,638	6,315
	23,237	23,800	24,112
Abroad	86,061	77,404	56,387
	109,298	101,204	80,499
f. Cost of sales:			
Materials consumed	48,137	46,886	36,150
Payroll and related expenses	11,353	10,670	9,198
Depreciation	3,489	2,898	1,725
Other production expenses	6,720	6,806	5,775
	69,699	67,260	52,848
Commercial operations – cost of products sold	5,226	4,746	5,136
	74,923	72,006	57,984
Decrease (increase) in work in process and finished products inventories	660	(1,714)	(370)
	75,583	70,292	57,614

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	Consolidated		
	2002	2001	2000
	U.S. dollars in thousands		
g. Selling and marketing expenses:			
Payroll and related expenses	6,787	6,392	4,894
Packaging, transportation and shipping	2,603	2,325	1,169
Commissions and royalties	972	1,108	593
Allowance for doubtful accounts	198	685	163
Depreciation	76	74	67
Travel and entertainment	786	739	696
Office rent and maintenance	1,765	1,652	773
Other	1,011	388	818
	14,198	13,363	9,173
h. Administrative and general expenses:			
Payroll and related expenses	4,818	5,005	3,334
Depreciation and amortization	364	328	434
Professional fees	801	678	653
Communication, office supplies and maintenance	1,621	1,728	1,368
Travel and entertainment	486	421	482
Insurance for office holders and costs related to Board of Directors	80	125	158
Other	1,084	483	570
	9,254	8,768	6,999
i. Financial expenses – net:			
In respect of long-term loans	1,084	1,533	1,228
In respect of erosion of trade receivables and trade payable balances – net	160	309	(31)
In respect of cash and cash equivalents, short- term deposits and loans, short-term credit and other – net	335	462	357
	1,579	2,304	1,554
j. Other expenses (income) – net:			
Capital loss (gain) on sale of fixed assets	(68)		55
Rental	(35)	(12)	(12)
Loss from write-off of fixed assets	92	200	
Loss from write-off of investment in investee company			100
Previous years' expenses		28	
Sundry	15	6	9
	4	222	152

NOTE 13 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a. Concentrations of credit risks

Most of the group's cash and cash equivalents and short-term marketable securities at December 31, 2002 and 2001 are deposited with Israeli and U.S. banks. The company is of the opinion that the credit risk in respect of these balances is remote.

Most of the group's sales are made in Israel, the U.S. and in Europe, to a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

b. Fair value of financial instruments

The fair value of the financial instruments included in working capital of the group is usually identical or close to their carrying value. The fair value of long-term receivables and long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

NOTE 14 - "INTERESTED PARTIES" - TRANSACTIONS AND BALANCES:

a. Transactions with interested parties:

1) Income (expenses):

	Consolidated		
	2002	2001	2000
	U.S. dollars in thousands		
Sales	486	1,963	409
Purchases	(844)	(668)	(792)
Dividend	(856)		
Other income (expenses)	(184)	98	89
Benefits to interested parties:			
Wages and salaries	(541)	(488)	(380)
Director fees to 8 directors (in the company and in subsidiaries)	(77)	(103)	(135)

* Consolidated and the company.
** As to agreement for the lease of warehouses from an interested party – see note 7a1)3).

2) Shares granted to company's manager – interested party

As part of the employee stock option plan (see note 8b), the company's manager was granted the right to purchase shares.

The difference between the market value of the shares which were granted to the manager in the years 2002, 2001 and 2000 and exercise prices stipulated by the plan, as known at time of the grant - is $ 28 thousands, $ 42 thousands and $ 40 thousands, respectively.

NOTE 14 - "INTERESTED PARTIES" - TRANSACTIONS AND BALANCES (continued):

b. Balances with interested parties:

	December 31	
	2002	2001
	U.S. dollars in thousands	
1) Current receivables – presented in the balance sheets among "other receivables" and "trade" under current assets - balance at balance sheet date	782	509
Highest balance during the year	782	509
2) Current liabilities (excluding current maturities of long-term liabilities)	56	59

FRUTAROM INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 15 - BUSINESS AND GEOGRAPHICAL SEGMENTS:

a. **Business segment data:**

	Compounds division		Raw materials division		Trade and marketing division		Eliminations		Consolidated	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Income statement data	U.S. dollars in thousands				U.S. dollars in thousands				U.S. dollars in thousands	
Sales and other operating income – net:										
Unaffiliated customers	46,276	39,202	56,851	56,360	6,171	5,642			109,298	101,204
Intersegment			1,727	1,252			(1,727)	(1,252)		
Total sales and other operating income	46,276	39,202	58,578	57,612	6,171	5,642	(1,727)	(1,252)	109,298	101,204
Segment results - income	6,097	4,827	4,014	3,856	246	143			10,357	8,826
Unallocated corporate expenses									98	(267)
Operating profit									10,259	8,559
Financial expense									(1,579)	(2,304)
Taxes on income									(2,805)	(2,047)
Net income									5,875	4,208
Other data:										
Segment assets	29,892	28,817	51,406	52,583	1,624	1,193			82,922	82,593
Unallocated corporate assets									9,067	6,415
Consolidated total assets									91,989	89,008
Segment liabilities	8,460	7,838	9,601	11,437	1,051	1,103			19,112	20,378
Unallocated corporate liabilities									34,051	34,586
Consolidated total liabilities									53,163	54,964
Capital expenditure										
Depreciation and amortization	1,071	2,319	833	6,976						
Non-cash income	1,237	1,068	2,384	2,179						
	68									

NOTE 15 - BUSINESS AND GEOGRAPHICAL SEGMENTS (continued):

b. **Information on business and geographical segments:**

1) Business segments

For management purposes, the group is organized on a worldwide basis into three major operating divisions: the compounds division, the raw materials division, and the trade and marketing division, which is incorporated as a separate company in Israel.
The compounds division is engaged in the development, production and marketing of flavor and fragrance extracts, seasonings and seasonings blends.
The raw materials division is engaged in the development, production and marketing of aroma chemicals, flavor and fragrance materials extracted from citrus fruit and related products, high purity laboratory chemicals, specialty chemicals and sunscreen agents, botanical extracts, including standardized nutraceutical extracts ("Botanicate"), resins and stabilizers.
The trade and marketing division is engaged in trade and marketing of raw materials for the food, pharmaceutical, cosmetics and detergent industries, not produced by the group (and are sold by the group in Israel). The divisions are the basis on which the group reports its primary segment information.

2) Geographical segments

The group's three segments operate in three principal geographical areas of the world: Israel, North America (mainly the U.S.A.) and Europe. In Israel the company produces and sells compounds and raw materials. In addition, in the U.S.A. and in England, the group operates manufacturing facilities for the production of compounds and raw materials, as well as sales offices, which market company's products in those countries and European Union countries.

Commercial and marketing operations in respect of raw materials for the food industries are carried out mainly in Israel by a subsidiary, which imports products not produced by Frutarom Ltd.

The company also has manufacturing facilities and sales offices in Russia, Turkey and China as well as marketing offices in other countries.

3) Sales by destination

Following are data regarding the distribution of the group's consolidated sales by geographical market, based on customer's location:

	2002	2001	2000
	U.S. dollars in thousands		
Israel	23,237	23,800	24,562
North America	27,361	28,996	27,348
Europe	38,876	32,920	16,191
Other countries	19,824	15,488	12,398
	109,298	101,204	80,499

NOTE 15 - BUSINESS AND GEOGRAPHICAL SEGMENTS (continued):

4) Assets and additions to property, plant, equipment, and intangible assets by geographical area

Following are data reflecting the carrying value of segment assets and additions to property, plant, equipment, and intangible assets by geographical area in which the assets are located:

	Carrying value of segment assets		Additions to, property, plant equipment, and intangible assets	
	December 31		Year ended December 31	
	2002	2001	2002	2001
	U.S. dollars in thousands			
Israel	61,484	58,169	1,385	5,266
North America	14,427	16,306	307	320
Europe	15,941	13,953	2,390	11,248
Other countries	137	580	104	54
	91,989	89,008	4,186	16,888

5) Segment assets and liabilities

Segment assets include all operating assets used by a segment and consist principally of receivables, inventories and property, plant and equipment, net of allowances and provisions. While most such assets can be directly attributed to individual segments, the carrying value of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities include all operating liabilities and consist principally of trade payables, wages, and taxes currently payable and accrued liabilities (including severance pay).

6) Inter-segment transfers

Segment revenue, segment expenses and segment results include transfers between business segments and between geographical segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar goods. Those transfers are eliminated in consolidation.

Appendix

List of Investee Companies

Name of company	Country	Percentage of shareholding and control December 31 2002 %	2001 %	Comments
Subsidiaries:				
Frutarom Ltd.	Israel	100	100	
Frutarom Trust Ltd.	Israel	100	100	
Investees of Frutarom Ltd:				
Frutarom Trade and Marketing (1990)	Israel	100	100	
Galilee Essences Ltd.	Israel	100	100	Inactive company
Frutarom (UK) Ltd.	England	100	100	
International Frutarom Corporation (1)	U.S.A	100	100	
Frutarom Russia Ltd.	Russia	100	100	
Frutarom Ukraine Ltd.	Ukraine	100	100	
Frutarom Kazakhstan Ltd.	Kazakhstan	100	100	
Frutarom Flavors (Kunshan) company	China	100	100	
Turkish Holdings Ltd.	England	100	100	Inactive company
Far Aromatic Gida Urunleri Sanayi Ve Ticaret Limited Sirketi Ltd.	Turkey	100	100	
Baltimore Spice Israel Ltd.	Israel	100	100	Inactive company
Frutarom do Brazil	Brazil	100	100	

* Holds full ownership in Frutarom Incorporated, which holds full ownership in Frutarom U.S.A Inc.

FRUTAROM INDUSTRIES LTD.

EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A.

a. **Frutarom Industries Ltd. (hereafter – the company) prepares its consolidated financial statements in accordance with Israeli GAAP. As applicable to the 2002 financial statements (hereafter – the financial statements), Israeli GAAP and U.S. GAAP vary in certain significant respects, as described below:**

1) Deferred income taxes

Under Israeli GAAP, deferred income taxes are provided for temporary differences between assets and liabilities as measured in the financial statements and for tax purposes. Unlike Israeli GAAP, however, paragraph 9(f) of FAS 109 provides for an exception which prohibits the creation of deferred taxes that arise from differences between the financial reporting and tax bases of assets and liabilities that are translated into dollars using historical exchange rates, and that result from: (i) changes in exchange rates or (ii) indexing for tax purposes. In accordance with Israeli GAAP, no recognition has been given in these financial statements to the effect of applying this exception.

2) Liability for employee rights upon retirement

Under the agreement with its employees, the U.S. subsidiary finances a defined benefit plan (see also note 6 to the financial statements). The amounts of liability for employee rights upon retirement and the amounts funded to finance this liability are presented in accordance with the provisions of Statement of Financial Accounting Standard (SFAS) No. 87 of the FASB in the U.S.

This standard allows for the deferral of certain gains and losses resulting from the annual actuarial valuation of the net pension liability.

Israeli GAAP do not allow for such deferral. Hence, all gains and losses are recognized in the statement of income and loss.

3) Accounting for goodwill and other indefinite life intangibles.

In February 2001 a U.K. subsidiary purchased the operations of CPL Aromas Ltd. (hereafter – CPL) (see also note 1a2 to the financial statements). Excess of cost of investment, generated upon acquisition was attributed to knowhow ($ 4,345,000) and to goodwill ($ 710,000).

Under Israeli GAAP, the said goodwill and knowhow are amortized in equal annual installments over a period of 20 years (see also notes 1c3 and 1f) to the financial statements), representing their expected useful life.

For U.S. GAAP purposes, the company adopted FAS 141 and FAS 142 as of January 1, 2002.

Prior to implementation of FAS 141 and FAS 142, U.S. GAAP allowed amortization of knowhow and goodwill over a limited useful life. In light of the above and since the company usually amortizes the said assets over a 20-year period, the classification of the excess of cost of investments did not have any effect on company's results of operations until the implementation of new standards, as above.

In accordance with the provisions of FAS 141 and FAS 142 as from January 1, 2002, indefinite life intangibles (and goodwill) are not to be amortized over a certain period, but are to be tested for impairment every year. Therefore, for U.S. GAAP purposes the company reconsidered in 2002 the allocation of cost of the investments in CPL and resolved to reclassify amounts attributed to goodwill ($ 710 thousands). A total of $ 500 thousands was classified to knowhow and to other definite life intangibles and a total of $ 210 thousands was attributed to an indefinite life intangible – trademark.

The said reclassification had an immaterial effect on the 2001 results of operations. In 2002, amounts attributed to the amortization of trademark, were reconciled for the purpose of U.S. GAAP presentation.

4) Start up costs

The company has recorded in its accounts start-up costs incidental to establishment of subsidiary; the costs were recorded under assets. Under U.S. GAAP, start-up costs as above are to be charged directly to company's income.

b. The effect of the material GAAP differences, as described in a. above, on the consolidated financial statements is as follows:

1) Operating results:

	2002
	U.S. dollars in thousands
Net income, as reported in the financial statements according to Israeli GAAP	5,875
Effect of the treatment of the following items under U.S. GAAP:	
Elimination of trade-mark's amortization	21
Elimination of start up costs' amortization	50
Minimum pension liability adjustments	605
Tax effect of the adjustment in respect of the above differences	(274)
Deferred taxes	107
Net income under U.S. GAAP	6,384

2) Shareholder's equity

	2002 U.S. dollars in thousands
Shareholders' equity, as reported in the financial statements according to Israeli GAAP	38,826
Effect of the treatment of the above differences under U.S. GAAP:	
Elimination of trade mark's amortization	21
Amortization of start-up costs	(101)
Tax effect of the adjustment in respect of the above differences	22
Deferred taxes	520
Shareholders' equity under U.S. GAAP	39,288

c. **Reporting comprehensive income**

1) Translation differences – under Israeli GAAP, translation differences are carried as a separate component in the balance sheet under "shareholders' equity" (see also note 1b3) to the financial statements), while under U.S. GAAP such differences are included in "other comprehensive income" in accordance with the provisions of FAS 130.

2) Liability for employee rights upon retirement – see a2) as above.

3) The effect of the foregoing GAAP difference on reporting "comprehensive income" is as follows:

Comprehensive income:

	2002 U.S. dollars in thousands
Net income as reconciled to U.S. GAAP (see b1) above)	6,384
Other comprehensive income:	
Differences from translation of foreign currency financial statements of subsidiaries	558
Minimum pension liability adjustments (net of related tax)	(352)
Total – other comprehensive income	206
Comprehensive income	6,590

PERIODIC REPORT FOR 2002

Company name: Frutarom Industries Ltd.

Company number: 52-004280-5
Address: 25 HaShaish St., Haifa Bay

P.O.B. 10067, Haifa Bay 26110
Telephone: 04-846 2462
Fax: 04-872 2517
Balance Sheet date: December 31, 2002
Date of report: March 11, 2003
Period of report: January 1 - December 31, 2002

Regulation 9 - Financial Reports

The Financial Reports, including the auditor's opinion, are attached.

Regulation 10 - Directors Report

The Directors Report on the status of the company's business is attached.

Regulation 10A - Summary of P & L Reports

A table summarizing the P & L Reports for each of the quarters is attached.

Regulation 10C - Use of Returns on Shares as Related to Intended Use According to the Prospectus

None.

Regulation 11 - List of Investments in Subsidiaries and Other Affiliated Companies as at the Date of the Balance Sheet

Company name	Type of share	No. of shares	Total nominal value	Adjusted cost (NIS 000)	Adjusted balance value (NIS 000)
Frutarom Ltd. #51-013293-9	Ordinary	18,772,645	18,772,645	55,390	167,963
Frutarom Trust Ltd. #51-239737-3	Ordinary	100	100	0.1	0.1

Holding in Subsidiaries

Company name	% of equity	% of voting rights	% of authority to appoint directors
Frutarom Ltd.*	100	100	100
Frutarom Trust Ltd.	100	100	100

* Frutarom Ltd. holds the following companies:

Frutarom Trade & Marketing (1990) Ltd.	100%
Galilee Essences Ltd.	100%
Frutarom (UK) Ltd.	100%
International Frutarom Corp. (This company is the sole owner of Frutarom Incorporated and Frutarom USA Inc.)	100%
Frutarom Russia Ltd.	100%
Frutarom Flavors (Kunshan) Company	100%
Turkish Holdings Ltd.	100%
Far Aromatik Gida Urunleri Sanayi Ve Ticaret Limited Sirketi	100%
Baltimore Spice Israel Ltd.	100%
Frutarom do Brasil Ltda.	100%
Frutarom Ukraine	100%
Frutarom Kazakhstan	100%

Regulation 12 - Changes in Investments in Subsidiaries and Affiliated Companies During the Report Period

None.

Regulation 13 - Income in the Subsidiaries and Affiliated Companies and Income from them in the Company as at the Balance Date

Company name	Profit before tax (NIS 000 adjusted)	Profit after tax (NIS 000 adjusted)	Dividend	Management fees	Interest
Frutarom Ltd.	41,249	28,057	6,845	0	0
Frutarom Trust Ltd.	0	0	0	0	0

Regulation 14

Granting loans is not one of the company's main business activities.

Regulation 20 - Trade on the Stock Exchange

During the report period no shares were registered for trade, and trade on the company's shares was not halted on the Tel Aviv Stock Exchange.

Regulation 21

Following is a list of the payments made by the company and obligations to pay, as taken upon itself during 2002, to each of the five highest salaried senior officeholders who served it (in NIS 000):

President & Chief Executive Officer	2,562
Division Manager	1,156
Division Manager	857
Division Manager	752
Controller	303

Regulation 22 - Wages and Benefits to Interested Parties

During the report period wages and accompanying expenses in the amount of NIS 2,927,000 (adjusted) were paid to interested parties.

Regulation 24 - Shares and Negotiable Shares Held by Interested Parties

Name of share: Frutarom Industries Ltd.
Exchange number: 1081082

Name of interested party	Shares held on March 2, 2003	% of holding in equity, voting rights and directorial appointments	Absolute % of holding
ICC Handels AG	21,827,347	53.18	53.18
ICC Industries Inc.	1,964,761	4.79	4.79
ICC Group (total)	23,792,108	57.97	57.97
John Oram[1]	779,171	1.9	1.9
Ori Yehudai[1]	328,339	0.8	0.8
Bank Leumi	4,916,654	11.98	11.98
Frutarom Trust Ltd.[2]	966,745	2.35	2.35

[1] Interested party by virtue of being a director.
[2] Interested party by virtue of being a subsidiary of the company.

Regulation 26 - Directors on the Report Date

A. Dr. John J. Farber, Chairman of the Board

I.D. number:	111201362 (U.S.)
Year of birth:	1925
Address:	435 E. 52 St., New York, N.Y., U.S.A.
Nationality:	American

Not a member of committees of the board.
Not a representative of the public on the board.
Chairman of the board of the company; chairman of ICC Industries Inc., the company's parent company.
Began service as director in 1996.
Director in other companies: ICC Industries Inc., Electrochemical Industries (1952) Ltd., serves as director of the company's subsidiaries and Electrochemical Industries (1952) Ltd.
Education and main occupation during the past 5 years: Ph.D. Chemistry; chairman of the company; chairman of ICC Industries Inc.
Married to Mrs. M. Farber, director of the company; father of Ms. Sandra Farber, director of the company.

B. Mrs. Maya Farber

I.D. number:	152434380 (U.S.)
Year of birth:	1936
Address:	435 E. 52 St., New York, N.Y., U.S.A.
Nationality:	American

Not a member of committees of the board.
Not a representative of the public on the board.
Not employed by the company.
Began service as director in 1996.
Director in other companies: ICC Industries Inc., Electrochemical Industries (1952) Ltd.
Education and main occupation during the past 5 years: Artist.
Married to Dr. J. J. Farber, chairman of the board and controlling interest in ICC; controlling interest in the company; mother of Ms. Sandra Farber, director of the company.

C. Mr. John L. Oram

I.D. number:	140-036-362 (British)
Year of birth:	1944
Address:	POB 533, Bedford Hills, N.Y., U.S.A.
Nationality:	British

Chairman of compensation committee.
Not a representative of the public on the board.
Not employed by the company.
Began service as director in 1996.

Director in other companies: Electrochemical Industries (1952) Ltd., subsidiaries of ICC Industries Inc., Pharmaceutical Formulations Inc.
Education and main occupation during the past 5 years: Accountant and economist; president of ICC Industries Inc.
Not related to another interested party.

D. **Ms. Sandra Farber**

I.D. number:	112068414 (U.S.)
Year of birth:	1957
Address:	340 Riverside Drive, #14C, New York, N.Y., U.S.A.
Nationality:	American

Not a member of committees of the board.
Not a representative of the public on the board.
Employed by ICC Industries Inc.
Began service as director in May 1998.
Director in other companies: ICC Industries Inc., ICC Trading Inc., ICC Chemical Corporation, Primex Plastics Corporation
Education and main occupation during the past 5 years: Lawyer.
Daughter of Mrs. Maya Farber, company director, and of Dr. John Farber, chairman of the board and controlling interest in the company's parent company, ICC Industries Inc.

E. **Mr. Ariel Ginsburg**

I.D. number:	522763 (Israeli)
Year of birth:	1934
Address:	4 Gihon St., Jerusalem
Nationality:	Israeli

Chairman of audit committee, member of compensation and executive committees.
Not a representative of the public on the board.
Not employed by the company.
Began service as director in 1996.
Director in other companies: Bank Leumi LeIsrael Ltd.; B.G. Negev Technologies Ltd.; Ariel Ginsburg Ltd.; Arith Systems Ltd., Arpel Aluminum Ltd.
Education and main occupation during the past 5 years: High school education; manager of companies.
Not related to another interested party in the company.

F. **Mr. Gil Leidner**

I.D. number:	50776889 (Israeli)
Year of birth:	1951
Address:	3 Aliya St., Beit Yitzhak
Nationality:	Israeli

Member of audit and executive committees of the board.
Representative of the public on the board.

Not employed by the company.
Began service as director in 2001.
Director in other companies: Phoenix Insurance Company Ltd. - chairman of investment committee, New Koppel Inc.
Education and main occupation during the past 5 years: LLB, MBA. Vice chairman of Koor Industries Ltd. during the period 1995-2000. President of Goren Capital as of 2001.
Not related to another interested party.

G. **Mr. Uzi Netanel**

I.D. number:	007599798 (Israeli)
Year of birth:	1936
Address:	26 HaRechesh St., Tel Aviv
Nationality:	Israeli

Member of audit, compensation and executive committees of the board.
Representative of the public on the board.
Not employed by the company.
Began service as director in 2001.
Director in other companies: Oil Refineries Ltd., Sinel Industries Ltd., Kefar HaMaccabia Ltd., Phoenix Insurance Company Ltd., Caesarea Vardinon Cooperative Ltd., Tadir-Gan (Precise Instruments) Ltd.
Education and main occupation during the past 5 years: Partial academic education (economy, international relationships); active chairman of Discount Capital Markets until August 2001. Partner in the Fimi Fund since September 2001.
Not related to another interested party in the company.

H. **Mr. Ori Yehudai**

I.D. number:	052731569 (Israeli)
Year of birth:	1954
Address:	6 Herzl Rosenblum St., Apt. 6305, Tel Aviv
Nationality:	Israeli

Chairman of executive committee of the board.
Not a representative of the public on the board.
Began service as director in 1996.
Director in other companies: Subsidiaries of the company, Etzion Candles Agricultural Cooperative Ltd.
Education and main occupation during the past 5 years: Academic education; Serves as president and C.E.O. of the company. Chairman of the Israel Manufacturers Association - North as of June 2001.
Not related to another interested party in the company.

Regulation 26A - Senior Officeholders on the Report Date

1. **Ori Yehudai**
   President & CEO
   I.D. number: 052731569 (Israeli)
   Year of birth: 1954
   Serves as director in subsidiaries of the company.
   Not related to another senior officeholder or interested party in the company.
   Education and main occupation during the past 5 years: Academic education; president and CEO of the company.
   Began service as director in 1997. (Employed by the company since 1986.)

2. **Yuval Levy**
   Senior Executive Vice President, Manager - Compounds Division
   I.D. number: 55500789 (Israeli)
   Year of birth: 1958
   Responsible for market risk management as relates to raw material price fluctuations in the division.
   Serves as director in subsidiaries of the company.
   Not related to another senior officeholder or interested party in the company.
   Education and main occupation during the past 5 years: Academic education; commercial manager of Frutarom Ltd. Since 1999, executive vice president and manager - Compounds Division and since 2002, senior executive vice president and manager - Compounds Division.
   Began service as director in 1999. (Employed by the company since 1991.)

3. **Alon Granot**
   Executive Vice President & CFO
   I.D. number: 057210247 (Israeli)
   Year of birth: 1961
   Responsible for market risk management as relates to currency translation rates and interest.
   Serves as director in subsidiaries of the company.
   Not related to another senior officeholder or interested party in the company.
   Education and main occupation during the past 5 years: Academic education. Worked at Kulicke & Sofa Ltd. from 1990-2001; last position was as director of the semiconductors division.
   Began service as director in 2001.

4. **Dov Gadot**
   Internal Auditor
   I.D. number: 003830056
   Year of birth: 1942
   Does not serve as director in subsidiaries of the company.
   Not related to another senior officeholder or interested party in the company.

Education and main occupation during the past 5 years: Accountant; carries out internal auditing for companies.
Began service as internal auditor in 1996.

5. **Gur Zamir**
Controller
I.D. number: 024047904
Year of birth: 1969
Does not serve as director in subsidiaries of the company.
Not related to another senior officeholder or interested party in the company.
Education and main occupation during the past 5 years: Accountant, MBA.
Began service in 2001. (Employed by the company since 1999.)

Regulation 27 - Auditors

Frutarom Industries Ltd.'s auditors are Kesselman & Kesselman, 1 Nathanson St., Haifa 33034.

To the best of the company's knowledge they are not interested parties and/or related to any senior officeholder or interested party in the company.

Regulation 29

On July 1, 2002 the board of directors of the company took a decision to distribute a dividend of NIS 0.167 per share, totaling NIS 6,853,906.

Date: March 11, 2003

____
Frutarom Industries Ltd.

Signatory: Eyal Shohat, Adv.
Position: Legal Advisor and Company Secretary

FRUTAROM INDUSTRIES CONSOLIDATED

P & L BY QUARTERS

USD 000

	Q1/01	%	Q2/01	%	Q3/01	%	Q4/01	%	TOTAL / 01	%	Q1/02	%	Q2/02	%	Q3/02	%	Q4/02	%	TOTAL / 02	%
TOTAL SALES	24,139	100%	27,026	100%	26,361	100%	23,678	100%	101,204	100%	27,070	100%	29,392	100%	27,498	100%	25,338	100%	109,298	100%
COST OF SALES	16,317	67.6%	18,424	68.2%	18,534	70.3%	17,017	71.9%	70,292	69.5%	18,459	68.2%	19,968	67.9%	19,124	69.5%	18,032	71.2%	75,583	69.2%
GROSS PROFIT	7,822	32.4%	8,602	31.8%	7,827	29.7%	6,661	28.1%	30,912	30.5%	8,611	31.8%	9,424	32.1%	8,374	30.5%	7,306	28.8%	33,715	30.8%
SELLING, GEN. & ADMIN.																				
Selling	3,139	13.0%	3,359	12.4%	3,631	13.8%	3,234	13.7%	13,363	13.2%	3,320	12.3%	3,611	12.3%	3,610	13.1%	3,657	14.4%	14,198	13.0%
General & Admin.	1,942	8.0%	2,298	8.5%	2,428	9.2%	2,100	8.9%	8,768	8.7%	2,279	8.4%	2,335	7.9%	2,399	8.7%	2,241	8.8%	9,254	8.5%
Total	5,081	21.0%	5,657	20.9%	6,059	23.0%	5,334	22.5%	22,131	21.9%	5,599	20.7%	5,946	20.2%	6,009	21.9%	5,898	23.3%	23,452	21.5%
OPERATING PROFIT	2,741	11.4%	2,945	10.9%	1,768	6.7%	1,327	5.6%	8,781	8.7%	3,012	11.1%	3,478	11.8%	2,365	8.6%	1,408	5.6%	10,263	9.4%
Finance expenses	630	2.6%	632	2.3%	547	2.1%	495	2.1%	2,304	2.3%	378	1.4%	256	0.9%	519	1.9%	426	1.7%	1,579	1.4%
Other expenses	4	0.0%	62	0.2%	34	0.1%	122	0.5%	222	0.2%	6	0.0%	-19	-0.1%	-18	-0.1%	35	0.1%	4	0.0%
PROFIT BEFORE TAX	2,107	8.7%	2,251	8.3%	1,187	4.5%	710	3.0%	6,255	6.2%	2,628	9.7%	3,241	11.0%	1,864	6.8%	947	3.7%	8,680	7.9%
Tax (provision)	704	2.9%	667	2.5%	435	1.7%	241	1.0%	2,047	2.0%	870	3.2%	978	3.3%	582	2.1%	375	1.5%	2,805	2.6%
NET PROFIT	1,403	5.8%	1,584	5.9%	752	2.9%	469	2.0%	4,208	4.2%	1,758	6.5%	2,263	7.7%	1,282	4.7%	572	2.3%	5,875	5.4%

BOARD OF DIRECTORS

Dr. John J. Farber	Chairman of the Board of Directors
John L. Oram	Chairman of the Compensation Committee
Maya Farber	
Sandra Farber	
Ariel Ginsburg	Chairman of the Audit Committee, member of the Compensation and the Executive Committees
Gil Leidner	Representative of the Public, member of the Audit and the Executive Committees
Uzi Netanel	Representative of the Public, member of the Audit, Compensation and Executive Committees
Ori Yehudai	President and Chief Executive Officer, Chairman of the Executive Committee

FRUTAROM

Frutarom Ltd. (Headquarters)
Tel: +972-4-846-2462
Fax: +972-4-872-2517
Email: info@frutarom.com

Tel Aviv Area Office
Tel: +972-9-950-5607
Fax: +972-9-954-3202

Frutarom USA
Tel: +1-201-861-9500
Fax: +1-201-861-9267
Email: usa@frutarom.com

Frutarom Turkey
Tel: +90-216-466-6090
Fax: +90-216-466-6091
Email: turkey@frutarom.com

Frutarom Ukraine
Tel: +38-044-227-4794
Fax: +38-044-220-1958
Email: ukraine@frutarom.com

Frutarom Europe
Tel: +33-3-2089-7020
Fax: +33-3-2089-7400
Email: europe@frutarom.com

Frutarom Brazil
Tel: +55-11-3816-3883
Fax: +55-11-3816-3887
Email: samerica@frutarom.com

Frutarom UK
Fine Ingredients Division
Tel: +44-1642-379-900
Fax: +44-1642-379-901
Email: uk@frutarom.com

Frutarom UK
Flavors Division
Tel: +44-1536-532-300
Fax: +44-1536-532-301
Email: uk@frutarom.com

Frutarom Russia
Tel: +7-095-258-7683
Fax: +7-095-723-7205
Email: russia@frutarom.com

Frutarom China
Tel: +86-512-5748-1537
Fax: +86-512-5748-1561
Email: china@frutarom.com

Frutarom Hong Kong
Tel: +852-2432-3351
Fax: +852-2433-6014
Email: hongkong@frutarom.com

Frutarom Kazakhstan
Tel: +7- 3272-508382
Fax: +7-3272-509379
Email: kazakhstan@frutarom.com

www.frutarom.com






